Filed Pursuant to Rule 424(b)(3)

Registration No. 333-231086

5,582,560 Shares of Common Stock

ToughBuilt Industries, Inc.

This prospectus relates to the offer and sale of up to 5,582,560 shares (based upon a closing price of $1.07 per share on April 25, 2019) shares of common stock of ToughBuilt Industries, Inc., a Nevada corporation, issuable to a certain selling stockholder, of 864,560 shares owned by the selling stockholder, upon exercise of 183,102 Series B warrants into 450,000 shares of common stock of the Company and 4,268,000 shares of common stock of the Company underlying 4,268 shares of Series C Convertible Preferred Stock of the Company issued to the selling stockholder as a result of an April 11, 2019 exchange of 1,189,560 Series A warrants and 1,005,760 Series B warrants of the Company into shares of Series C Converbile Preferred Stock of the Company.

This prospectus covers any additional shares of common stock that may become issuable by reason of stock splits, stock dividends, and other events described therein.

Unless otherwise noted, the terms “the Company,” “our Company,” “ToughBuilt,” “we,” “us” and “our” refer to ToughBuilt Industries, Inc. and its subsidiaries.

The selling stockholder may offer its shares from time to time directly or through one or more underwriters, broker-dealers or agents, in the over-the-counter market at market prices prevailing at the time of sale, in one or more privately negotiated transactions at prices acceptable to the selling stockholder, or otherwise, so long as our common stock is trading on the Nasdaq Capital Market or the OTCQB, and if it is not trading on the OTCQB, OTCQX or a listed exchange, sales may only take place at fixed prices.

We are registering these shares of our common stock for resale by the selling stockholder named in this prospectus, or its transferees, pledgees, donees or assigns or other successors-in-interest that receive any of the shares as a gift, distribution, or other non-sale related transfer. We will not receive any proceeds from the sale of shares by the selling stockholder. These shares are being registered to permit the selling stockholder to sell shares from time to time, in amounts, at prices and on terms determined at the time of offering. The selling stockholder may sell this common stock through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “PLAN OF DISTRIBUTION” beginning of page 53. In connection with any sales of the common stock offered hereunder, the selling stockholder, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

We will pay the expenses related to the registration of the shares covered by this prospectus. The selling stockholder will pay any commissions and selling expenses they may incur.

Our common stock trades on the Nasdaq Capital Market under the symbol “TBLT”. The closing sale price on the Nasdaq Capital Market on April 25, 2019, was $1.07 per share.

Our principal executive offices are located at 25371 Commercentre Drive, Suite 200, Lake Forest, California 92630.

Investing in the common stock offered by this prospectus is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 13, 2019

TOUGHBUILT®
INDUSTRIES INC.
OUR NAME
SAYS IT ALL
We create innovative products that help you build faster, build stronger, and work smarter. How do we do it? We listen, we research how professionals work, then create tools that help them save time, save hassle, and save money.

WE DON'T MAKE
ORDINARY PRODUCTS

Our sales to date have been from products in the tools and hardware category, primarily Soft Goods, Sawhorses and Work Products as well as Kneepads. We intend to use a portion of the proceeds from this offering for the commercialization of our mobile device and apparel products which are still in the development stage.

iii

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this document, regardless of the time of delivery of this prospectus or the time of issuance or sale of any securities. Our business, financial condition, results of operations and prospects may have changed since that date. You should read this prospectus in its entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the section of this prospectus entitled “Where You Can Find More Information.”

For investors outside of the United States, neither we nor the placement agent have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

Industry and Market Data

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our market position and market estimates are based on independent industry publications, government publications, third party forecasts, management’s estimates and assumptions about our markets and our internal research. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” in this prospectus.

iv

PROSPECTUS SUMMARY

This summary highlights selected information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should read the entire prospectus carefully, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” When used herein, unless the context requires otherwise, references to “ToughBuilt,” the “Company,” “we,” “our” and “us” refer to ToughBuilt Industries, Inc., a Nevada corporation.

Unless otherwise expressly provided herein, all share and per share numbers set forth herein relating to our common stock (i) assume no exercise of (a) any warrants and/or options, (b) the representatives’ common stock purchase warrants and/or (c) the representatives’ over-allotment option, and (ii) reflect a 1 for 6 reverse stock split of our common stock, which became effective on October 5, 2016 and a 1 for 2 reverse stock split of our preferred stock, common stock and all equity instruments convertible into common stock, which became effective on September 13, 2018.

Our Company

We market and distribute various home improvement and construction product lines for both the do-it-yourself (DIY) and professional markets under TOUGHBUILT® brand name, within the global multi-billion dollar per year tool market industry. All of our products are designed by our in-house design team.

ToughBuilt designs and manages its product life cycles through a controlled and structured process. We involve customers and industry experts from our target markets in the definition and refinement of our product development. Product development emphasis is placed on meeting industry standards and product specifications, ease of integration, ease of use, cost reduction, design-for manufacturability, quality and reliability.

Since August 2013, pursuant to a Service Agreement with Belegal Industrial Co., Ltd. (“Belegal”), we have been collaborating with Belegal, whose team of experts has provided ToughBuilt additional engineering and sourcing services and quality control support for our operations in China. Belegal assists us with supply-chain issues for our operations in China by, among other things, facilitating the transmission of our purchase orders to our suppliers in China, conducting “in-process” quality checking and inspection, and shipping end-products manufactured in China to their final destinations.

Our business is based on development of innovative and state of the art products, primarily in tools and hardware category, with particular focus on the building and construction industry with the ultimate goal of making life easier and more productive for the contractors and workers alike.

Our current product line includes major categories related to this field, with several additional categories, in various stages of development, consisting of Soft Goods & Kneepads and Sawhorses & Work Products, each of which is described below. Additionally, we have developed a line of ruggedized mobile devices with proprietary applications designed to maximize the productivity of our target customers in the field. We anticipate launching sales of our mobile products during 2019.

The mission of our Company includes, but is not limited to, providing products to the building and home improvement communities that are innovative, of superior quality derived in part from enlightened creativity for our end users while enhancing performance, improving well-being and building high brand loyalty.

Risks and Challenges That We Face

An investment in our securities involves a high degree of risk. You should carefully consider the risks summarized below and the other risks that are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

●	Demand and market acceptance of our product offerings may be considerably less than what we currently anticipate.

●	We may be unable to increase revenues in the manner in which we anticipate and generate profitability.

●	We may be unable to expand operations and manage growth.

●	We may be unable to retain key members of our management and development teams and to recruit additional qualified personnel.

●	We face competition from companies that have greater resources than we do and we may not be able to effectively compete against these companies.

Implications of being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” including, but not limited to:

● being permitted to present only two years of audited financial statements and only two years of related disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

● being permitted to provide less extensive narrative disclosure than other public companies including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;

● being permitted to utilize exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved;

● being permitted to defer complying with certain changes in accounting standards; and

● being permitted to use test-the-waters communications with qualified institutional buyers and institutional accredited investors.

We intend to take advantage of these and other exemptions available to “emerging growth companies.” We could remain an “emerging growth company” until the earliest of (a) the last day of our fiscal year following the fifth anniversary of the closing of this offering, (b) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (c) the last day of our fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, or Exchange Act (which would occur if the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter), or (d) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

The JOBS Act permits an “emerging growth company” like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards.

Corporate Information

Our Company was incorporated on April 9, 2012 as Phalanx, Inc., under the laws of the State of Nevada and changed its name to ToughBuilt Industries, Inc. on December 29, 2015. The address of our principal office is 25371 Commercentre Drive, Suite 200, Lake Forest, California 92630 and our telephone number is (949) 528-3100. Our corporate website is www.toughbuilt.com. Our website and the information contained in, or accessible through, our website will not be deemed to be incorporated by reference into this prospectus and does not constitute part of this prospectus.

SUMMARY OF THE OFFERING

Common stock offered by the selling stockholder:	Up to 5,582,560 shares of our common stock, par value $0.0001 per share, are being offered by the selling stockholder.

Offering prices:	The shares offered by this prospectus may be offered and sold at prevailing market prices or such other prices as the selling stockholder may determine.

Common stock outstanding:	15,582,153 shares as of April 21, 2019.

Nasdaq Capital Market:	TBLT for common stock.

Use of proceeds:	We are not selling any of the shares of common stock being offered by this prospectus and will receive no proceeds from the sale of the shares by the selling stockholder. All of the proceeds from the sale of common stock offered by this prospectus will go to the selling stockholder at the time it sells its shares.

Dividend policy	We have never declared or paid any dividends to the holders of our common stock and we do not expect to pay cash dividends in the foreseeable future. We currently intend to retain any earnings for use in connection with the expansion of our business and for general corporate purposes.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in our securities

Transfer agent and registrar	VStock Transfer, LLC

The number of shares of common stock that will be outstanding after this offering set forth above is based on 15,582,153 shares of common stock outstanding as of April 21, 2019, and excludes the following:

●	125,000 shares of common stock issuable upon the exercise of stock options at a weighted average exercise price of $10.00 per shares, all of which were issued under the 2016 Stock Option Plan;

●	1,000,000 shares of common stock issuable upon the exercise of stock options at a weighted average price of $4.06 per share, all of which were issued under the 2018 Equity Incentive Plan;

●	875,000 shares of common stock reserved for issuance under our 2016 Stock Option Plan, and 1,000,000 shares of common stock reserved for issuance under our 2018 Equity Incentive Plan;

●	801,000 shares of common stock issuable upon exercise of the underwriter’s option to purchase additional shares of our common stock and/or warrants to purchase common stock based on 400,500 Series A warrants at exercise price of $5.50 per share and 400,500 Series B warrants at exercise price of $5.00 per share to cover over-allotments;

●	7,920,051 shares of common stock issuable upon exercise of warrants to be issued to the investors and representatives at an exercise price per share ranging from $5.00 to $12.00; and

●	4,268 shares of Series C Convertible Preferred Stock convertible to 4,268,000 shares of common stock.

Unless specifically stated otherwise, all information in this prospectus assumes:

●	no exercise of the outstanding options or warrants described above;

●	no exercise by the underwriter of their option to purchase additional shares of our common stock and/or warrants to purchase common stock to cover over-allotments, if any; and

●	no exercise of the representatives’ warrant.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our shares of common stock could decline and you may lose all or part of your investment. See “Cautionary Note Regarding Forward-Looking Statements” below for a discussion of forward-looking statements and the significance of such statements in the context of this prospectus.

Risks Related to Our Company

We have a limited operating history on which to judge our business prospects and management.

Our company was incorporated and commenced operations in April 2012. Accordingly, we have only a limited operating history upon which to base an evaluation of our business and prospects. Operating results for future periods are subject to numerous uncertainties and we cannot assure you that we will achieve or sustain profitability. Our prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. Future operating results will depend upon many factors, including increasing the number of affiliates, our success in attracting and retaining motivated and qualified personnel, our ability to establish short term credit lines, our ability to develop and market new products, control costs, and general economic conditions. We cannot assure you that we will successfully address any of these risks.

Certain provisions of our Articles of Incorporation could allow concentration of voting power in one individual, which may, among other things, delay or frustrate the removal of incumbent directors or a takeover attempt, even if such events may be beneficial to our shareholders.

Provisions of our articles of incorporation adopted by our Board of Directors, such as our ability to designate and issue a class of preferred stock, may delay or frustrate the removal of incumbent directors and may prevent or delay a merger, tender offer or proxy contest involving our Company that is not approved by our Board of Directors, even if those events may be perceived to be in the best interests of our shareholders. For example, one or more of our affiliates could theoretically be issued a newly authorized and designated class of shares of our preferred stock. Such shares could have significant voting power, among other terms. Consequently, anyone to whom these shares were issued could have sufficient voting power to significantly influence if not control the outcome of all corporate matters submitted to the vote of our common shareholders. Those matters could include the election of directors, changes in the size and composition of the Board of Directors, and mergers and other business combinations involving our Company. In addition, through any such person’s control of the Board of Directors and voting power, the affiliate may be able to control certain decisions, including decisions regarding the qualification and appointment of officers, dividend policy, access to capital (including borrowing from third-party lenders and the issuance of additional equity securities), and the acquisition or disposition of assets by our Company. In addition, the concentration of voting power in the hands of an affiliate could have the effect of delaying or preventing a change in control of our Company, even if the change in control would benefit our shareholders and may adversely affect the future market price of our common stock should a trading market therefor develop.

We may need, but be unable, to obtain additional funding on satisfactory terms, which could dilute our shareholders or impose burdensome financial restrictions on our business.

We have relied upon cash from financing activities and in the future, we hope to rely on revenues generated from operations to fund the cash requirements of our activities. However, there can be no assurance that we will be able to generate any significant cash from our operating activities in the future. Future financing may not be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Any debt financing or other financing of securities senior to the common stock will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition and results of operations because we could lose our existing sources of funding and impair our ability to secure new sources of funding.

We have recorded a net loss for the years ended December 31. We may not be able to generate any profit in the foreseeable future.

For the year ended December 31, 2018, we realized a net loss of $27,651,412 compared to a net loss of $5,941,457 for the year ended December 31, 2017. Although we reported losses for the years ended December 31, 2018 and 2017, there is no assurance that the profits will be realized in fiscal 2019 or thereafter. We believe that our current cash balances coupled with anticipated cash flow from operating activities will be sufficient to meet our working capital requirements for at least one year from the date of the issuance of the accompanying financial statements. We continue to control our cash expenses as a percentage of expected revenue on an annual basis and thus may use our cash balances in the short-term to invest in revenue growth. Based on current internal projections, we believe that we have or /will have or will generate sufficient cash for our operational needs, including any required debt payments, for at least one year from the date of issuance of the accompanying financial statements. Management is focused on growing the Company’s existing product offering, as well as its customer base, to increase its revenues. We cannot give assurance that we can increase our cash balances or limit our cash consumption and thus maintain sufficient cash balances for our planned operations or future acquisitions. Future business demands may lead to cash utilization at levels greater than recently experienced. We may need to raise additional capital in the future. However, we cannot assure that we will be able to raise additional capital on acceptable terms, or at all. Subject to the foregoing, management believes that the Company has sufficient capital and liquidity to fund its operations for at least one year from the date of issuance of the accompanying financial statements.

Technology changes rapidly in our business, and if we fail to anticipate new technologies, the quality, timeliness and competitiveness of our products will suffer.

Rapid technology changes in our industry require us to anticipate, sometimes years in advance, which technologies our products must take advantage of in order to make them competitive in the market at the time they are released. Therefore, we usually start our product development with a range of technical development goals that we hope to be able to achieve. We may not be able to achieve these goals, or our competition may be able to achieve them more quickly than we can. In either case, our products may be technologically inferior to competitive products, or less appealing to consumers, or both. If we cannot achieve our technology goals within the original development schedule of our products, then we may delay products until these technology goals can be achieved, which may delay or reduce revenue and increase our development expenses. Alternatively, we may increase the resources employed in research and development in an attempt to accelerate our development of new technologies, either to preserve our product launch schedule or to keep up with our competition, which would increase our development expenses and adversely affect our operations and financial condition.

We must effectively manage the growth of our operations, or our Company will suffer.

Our significant increase in the scope and the scale of our mobile product launch, including the hiring of additional personnel, has resulted in significantly higher operating expenses. As a result, we anticipate that our operating expenses will continue to increase. Expansion of our operations may also cause a significant demand on our management, finances and other resources. Our ability to manage the anticipated future growth, should it occur, will depend upon a significant expansion of our accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with our business could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that our attempts to expand our marketing, sales, manufacturing and customer support efforts will be successful or will result in additional sales or profitability in any future period. As a result of the expansion of our operations and the anticipated increase in our operating expenses, as well as the difficulty in forecasting revenue levels, we expect to continue to experience significant fluctuations in our results of operations.

Because we have transactions with companies in China, we may have limited legal recourse under Chinese law if disputes arise with third parties.

The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, mergers and acquisitions, intellectual property, commerce, taxation and trade. However, the PRC’s experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. If any new business ventures in which we may become involved are unsuccessful, or other adverse circumstances arise from these transactions, we face the risk that the parties to these ventures may seek ways to terminate the transactions, or, may hinder or prevent us from accessing important information regarding the financial and business operations of any acquired companies. The resolution of these matters may be subject to the exercise of considerable discretion by agencies and other instrumentalities of the Chinese government or those acting on its behalf, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance, or to seek an injunction under Chinese law, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

Reliance on foreign suppliers could adversely affect our business.

We source our products from suppliers located in Asia and the United States. Our Asian vendors are located primarily in China, which subjects us to various risks within the region including regulatory, political, economic and foreign currency changes. Our ability to select and retain reliable vendors and suppliers who provide timely deliveries of quality products efficiently will impact our success in meeting customer demand for timely delivery of quality products. Our sourcing operations and our vendors are impacted by labor costs in China. Labor historically has been readily available at low cost relative to labor costs in North America. However, as China is experiencing rapid social, political and economic changes, labor costs have risen in some regions and there can be no assurance that labor will continue to be available to us in China at costs consistent with historical levels or that changes in labor or other laws will not be enacted which would have a material adverse effect on our ability to source our products from China. Interruption of supplies from any of our vendors, or the loss of one or more key vendors, could have a negative effect on our business and operating results.

Changes in currency exchange rates might negatively affect the profitability and business prospects of our Company and our overseas vendors. In particular, although the Chinese Renminbi has recently depreciated against the U.S. Dollar, if the Chinese Renminbi appreciates with respect to the U.S. Dollar in the future, we may experience cost increases on such purchases, and this can adversely impact profitability. Future interventions by China may result in further currency appreciation and increase our product costs over time. We may not be successful at implementing customer pricing or other actions in an effort to mitigate the related effects of the product cost increases.

Additional factors that could adversely affect our business include increases in transportation costs, new or increased import duties, transportation delays, work stoppages, capacity constraints and poor quality.

Contract drafting, interpretation and enforcement in China involve significant uncertainty.

We have entered into numerous contracts governed by PRC law, many of which are material to our business. As compared with contracts in the United States, contracts governed by PRC law tend to contain less detail and to not be as comprehensive in defining contracting parties’ rights and obligations. As a result, contracts in China are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement in China is not as developed as in the United States, and the result of any contract dispute is subject to significant uncertainties. Therefore, we cannot assure you that we will not be subject to disputes under our material contracts, and if such disputes arise, we cannot assure you that we will prevail.

We may be unable to successfully expand our production capacity, which could result in material delays, quality issues, increased costs and loss of business opportunities, which may negatively impact our product margins and profitability.

Part of our future growth strategy is to increase our production capacity to meet increasing demand for our existing goods. Assuming we obtain sufficient funding to increase our production capacity, any projects that we undertake to increase such capacity may not be constructed on the anticipated timetable or within budget. We may also experience quality control issues as we implement these production upgrades. Any material delay in completing these projects, or any substantial increase in costs or quality issues in connection with these projects, could materially delay our ability to bring our products to market and adversely affect our business, reduce our revenue, income and available cash, all of which could result in harming our financial condition.

We rely on highly skilled personnel and the continuing efforts of our executive officers and, if we are unable to retain, motivate or hire qualified personnel, our business may be severely disrupted.

Our performance largely depends on the talents, knowledge, skills and know-how and efforts of highly skilled individuals and in particular, the expertise held by our Chief Executive Officer, Michael Panosian. His absence, were it to occur, could materially and adversely impact the development and implementation of the projects and businesses. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Our continued ability to compete effectively depends on our ability to attract new technology developers and to retain and motivate our existing contractors. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers.

Risks Related to Our Business

We have limited manufacturing capabilities and we are dependent upon third parties to manufacture our product.

We are dependent upon our relationships with independent manufacturers to fulfill most of our product needs. While we have several manufacturing facilities available to us, we currently are using only one manufacturer for each of our products besides our limited capabilities. Accordingly, we are dependent on the uninterrupted and efficient operation of these manufacturers’ facilities. Our ability to market and sell our products requires that our product be manufactured in commercial quantities, without significant delay and in compliance with applicable federal and state regulatory requirements. In addition, we must be able to have our products manufactured at a cost that permits us to charge a price acceptable to the customer while also accommodating any distribution costs or third-party sales compensation. If our current manufacturers are unable for any reason to fulfill our requirements, or seek to impose unfavorable terms, we will have to seek out other contract manufacturers, which could disrupt our operations and have a material adverse effect on our results of operation and financial condition. Competitors who perform their own manufacturing may have an advantage over us with respect to pricing, availability of products, and in other areas through their control of the manufacturing process.

We face significant competition and continuous technological change, and developments by competitors may render our licensed technologies obsolete or non-competitive. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may not ever be profitable.

If we are able to fund and implement our business plan we will likely compete against fully integrated technology companies and smaller companies that are collaborating with larger technology companies. In addition, many of these prospective competitors, either alone or together with their collaborative partners, operate larger research and development programs than we do, and have substantially greater financial resources than we do.

If our prospective competitors develop and commercialize technologies faster than we do or develop and commercialize technologies that are superior to our technology candidates, our commercial opportunities will be reduced or eliminated. The extent to which any of our technology candidates achieve market acceptance will depend on competitive factors, many of which are beyond our control. Competition in the technology industry is intense and has been accentuated by the rapid pace of development. Almost all of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do. These organizations also compete with us to:

●	attract parties for acquisitions, joint ventures or other collaborations;
●	license proprietary technology that is competitive with the technology we are developing;
●	attract funding; and
●	attract and hire talented and other qualified personal.

Our competitors may succeed in developing and commercializing products earlier than we do. Our competitors may also develop products or technologies that are superior to those we are developing and render our technology candidates or technologies obsolete or non-competitive. If we cannot successfully compete with new or existing products and technologies, our marketing and sales will suffer and we may not ever be profitable.

Our development of innovative features for current products is critical to sustaining and growing our sales.

Historically, our ability to provide value-added custom engineered products that address requirements of technology and space utilization has been a key element of our success. We spend a significant amount of time and effort to refine, improve and adapt our existing products for new customers and applications. The introduction of new product features requires the coordination of the design, manufacturing and marketing of the new product features with current and potential customers. The ability to coordinate these activities with current and potential customers may be affected by factors beyond our control. While we will continue to emphasize the introduction of innovative new product features that target customer-specific opportunities, we do not know if any new product features we introduce will achieve the same degree of success that we have achieved with our existing products. Introduction of new product features typically requires us to increase production volume on a timely basis while maintaining product quality. Manufacturers often encounter difficulties in increasing production volumes, including delays, quality control problems and shortages of qualified personnel or raw materials. As we attempt to introduce new product features in the future, we do not know if we will be able to increase production volume without encountering these or other problems, which might negatively impact our financial condition or results of operations.

Our products may never achieve market acceptance by customers in markets necessary for commercial success and the market opportunity may be smaller than we estimate.

There can be no assurance that the market will continue the acceptance of our products we introduced in recent years or will accept new products, such as our mobile device products and our proposed clothing line for the construction industry scheduled for introduction in 2019. There can also be no assurance that the level of sales generated from these new products (including the introduction of products into new geographic markets) relative to our expectations will materialize. Market acceptance of any product candidate depends on a number of factors including, but not limited to:

●	Vendor production delays;
●	Difficulties encountered in shipping from overseas;
●	Reliance upon third-party carriers for our product shipments from our distribution centers to customers;
●	Product improvements and new product introductions require significant financial and other resources, including significant planning, design, development, and testing at the technological, product and manufacturing process levels;
●	Our competitors’ new products may beat our products to market, be more effective with more features, be less expensive than our products, and/or render our products obsolete;
●	Any new products that we develop may not receive market acceptance or otherwise generate any meaningful net sales or profits for us relative to our expectations based on, among other things, existing and anticipated investments in manufacturing capacity and commitments to fund advertising, marketing, promotional programs and research and development;
●	Changes in customs regulations in each of the markets around the world that might entail significant change in duty rate or other importation restrictions;
●	Materials shortages and/or significant cost increases that might impact overall cost of the products; and
●	Trade embargos or trade barriers between nations.

Any failure by any of our product candidates to achieve market approval or commercial success would adversely affect our business prospects.

We are just commencing commercialization of our new mobile device products.

Even if we are successful in developing these new products that reach commercialization, we will not be successful unless these products gain market acceptance. The degree of market acceptance of these products will depend on a number of factors, including:

●	the competitive environment;
●	our ability to enter into strategic agreements with manufacturers; and
●	the adequacy and success of distribution, sales and marketing efforts.

Even if we successfully develop one or more of these products, we may not become profitable.

Risks associated with the disruption of manufacturing operations could adversely affect profitability or competitive position.

We manufacture a limited portion of the products we sell. Any prolonged disruption in the operations of our or our manufacturers’ existing manufacturing facilities, whether due to technical or labor difficulties, facility consolidation or closure actions, lack of raw material or component availability, destruction of or damage to any facility (as a result of natural disasters, use and storage of hazardous materials or other events), or other reasons, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The inability to continue to introduce new products that respond to customer needs and achieve market acceptance could result in lower revenues and reduced profitability.

Sales from new products represent a significant portion of our net sales and are expected to continue to represent a significant component of our future net sales. We may not be able to compete effectively unless we continue to enhance existing products or introduce new products to the marketplace in a timely manner. Product improvements and new product introductions require significant financial and other resources, including significant planning, design, development, and testing at the technological, product and manufacturing process levels. Our competitors’ new products may beat our products to market, be more effective with more features, be less expensive than our products, and/or render our products obsolete. Any new products that we develop may not receive market acceptance or otherwise generate any meaningful net sales or profits for us relative to our expectations based on, among other things, existing and anticipated investments in manufacturing capacity and commitments to fund advertising, marketing, promotional programs and research and development.

The global tool, equipment, and diagnostics and repair information industries are competitive.

We face strong competition in all of our market segments. Price competition in our various industries is intense and pricing pressures from competitors and customers are increasing. In general, as a manufacturer and marketer of premium products and services, the expectations of our customers are high and continue to increase. Any inability to maintain customer satisfaction could diminish our premium image and reputation and could result in a lessening of our ability to command premium pricing. We expect that the level of competition will remain high in the future, which could limit our ability to maintain or increase market share or profitability.

Product liability claims and other kinds of litigation could affect our business, reputation, financial condition, results of operations and cash flows.

The products that we design and/or manufacture, and/or the services we provide, can lead to product liability claims or other legal claims being filed against us. To the extent that plaintiffs are successful in showing that a defect in a product’s design, manufacture or warnings led to personal injury or property damage, or that our provision of services resulted in similar injury or damage, we may be subject to claims for damages. Although we are insured for damages above a certain amount, we bear the costs and expenses associated with defending claims, including frivolous lawsuits, and are responsible for damages below the insurance retention amount. In addition to claims concerning individual products, as a manufacturer, we can be subject to costs, potential negative publicity and lawsuits related to product recalls, which could adversely impact our results and damage our reputation.

We may from time to time become subject to legal proceedings other than those relating to product liability claims.

On August 16, 2016, Edwin Minassian filed a complaint against the Company and Michael Panosian, our Chief Executive Officer, in the Superior Court of California, County of Los Angeles. The complaint alleges breach of oral contracts to pay Mr. Minassian for consulting and finder’s fees, and to hire him as an employee. The complaint further alleges, among other things, fraud and misrepresentation relating to the alleged tender of $100,000 to the Company in exchange for “a 2% stake in ToughBuilt” of which only $20,000 was delivered. The complaint seeks unspecified monetary damages, declaratory relief concerning the plaintiff’s contention that he has an unresolved 9% ownership stake in ToughBuilt and other relief according to proof. On April 12, 2018, the Court entered judgments against the Company and Mr. Panosian in the amounts of $7,080 and $235,542, plus awarding Mr. Minassian a 7% ownership interest in the Company (the “Judgments”). Mr. Minassian served notice of entry of the judgments on April 17, 2018 and the Company and Mr. Panosian received notice of the entry of the default judgments on April 19, 2018. On April 25, 2018, the Company and Mr. Panosian filed a motion to have the April 12, 2018 default judgment on Plaintiff’s Complaint, the February 13, 2018 defaults, and April 14, 2017 Order for terminating sanctions striking Defendants’ Answer set aside on the basis of their former attorney’s declaration that his negligence resulted in the default judgment, default, and terminating sanctions being entered against the Company and Mr. Panosian. The motion was denied. On September 13, 2018, the Company and Panosian satisfied the Judgments by the Company making a payment of $252,950 (which included $10,303 post judgment interest) to Minassian and by Mr. Panosian issuing him shares reflecting a 7% ownership stake in the Company from management owned shares. On October 18, 2018, the Company and Mr. Panosian filed a Notice of Appeal in the Superior Court of the State of California, Los Angeles County, with respect to the Order denying their motion for relief from the above referenced default judgment. The appeal is still pending.

Our products could be recalled.

The Consumer Product Safety Commission or other applicable regulatory bodies may require the recall, repair or replacement of our products if those products are found not to be in compliance with applicable standards or regulations. A recall could increase costs and adversely impact our reputation.

We plan to expand our international operations, which will subject us to risks inherent with operations outside of the United States.

Although we do not have significant foreign operations at this time other than selling our products through retailers, we intend to seek and expand upon opportunities in foreign markets that we anticipate will constitute significant operations. However, even with the cooperation of a commercialization partner, conducting product development in foreign countries involves inherent risks, including, but not limited to difficulties in staffing, funding and managing foreign operations; unexpected changes in regulatory requirements; export restrictions; tariffs and other trade barriers; difficulties in protecting, acquiring, enforcing and litigating intellectual property rights; fluctuations in currency exchange rates; and potentially adverse tax consequences. If we were to experience any of the difficulties listed above, or any other difficulties, any international development activities and our overall financial condition may suffer and cause us to reduce or discontinue our international development efforts.

Our management team has limited experience managing a public company, and regulatory compliance may divert our attention from the day-to-day management of our business.

Our management team has limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. These obligations typically require substantial attention from our senior management and could divert our attention away from the day-to-day management of our business.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act of 2002, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We have not maintained internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of the Sarbanes-Oxley Act of 2002. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We expect to begin the process of reviewing, documenting and testing our internal control over financial reporting after completion of this initial public offering. We might encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. If we cannot favorably assess the effectiveness of our internal control over financial reporting, investors could lose confidence in our financial information and the price of our common stock could decline.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d15(e) of the Exchange Act) as of the end of the period covered by this Annual Report.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of such period, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

We have a material weakness in our internal controls over financial reporting, which if left unremediated could materially and adversely effect the market price of our common stock.

As of December 31, 2018, we did not maintain effective controls over the control environment, including our internal control over financial reporting due to the following material weaknesses. Because we are a small company with only two full time employees in our finance department, we lacked the ability to have adequate segregation of duties in the financial statement preparation process. In addition, lack of adequate review resulted in audit adjustments. Further, the Company did not maintain adequate documentation for review and approval of matters impacting financial reporting. Lastly, until November 14, 2018, our Board of Directors did not have any independent members or a director who qualified as an audit committee financial expert as defined in Item 407(d)(5)(ii) of Regulation S-K, there was no independent oversight until the last half of the fourth quarter of our 2018 fiscal year.

Plan for Remediation of Material Weaknesses

Since these entity level controls have a pervasive effect across the organization, management has determined that these circumstances constitute a material weakness. We believe that, since the date that we were made aware of our material weakness, we have improved our internal control over financial reporting by taking certain corrective steps that we believe minimize the likelihood of a recurrence. We have designed a disclosure controls and procedures regime pursuant to which our management has, among other things: (a) identified the definition, objectives, application and scope of our internal control over financial reporting; (b) delineated the duties of each member of the group responsible for maintaining the adequacy of our internal control over financial reporting. This group consists of: (i) our Chief Executive Officer; and (ii) our Chief Financial Officer who was engaged to prepare and assure compliance with both our internal control over financial reporting as well as our disclosure controls and procedures and review our disclosure controls and procedures on a regular basis, subject to our management’s supervision.

We may need to increase the size of our organization and we may experience difficulties in managing growth.

We intend to rapidly expand operations to implement our business strategy. We also may acquire other companies or technologies. Any expansion or acquisitions are expected to place a significant strain on our managerial, operational, and financial resources. To manage the expected growth of operations, we may need to develop and maintain operational and financial systems and procedures and controls, which may cause us to incur significant expenses. As we may incur many of these expenses before receiving any significant revenues from our efforts, it may be more difficult to achieve or maintain profitability.

An investment in our securities is extremely speculative and there can be no assurance of any return on any such investment.

An investment in our securities is extremely speculative and there can be no assurance that investors will obtain any return on their investment. Investors may be subject to substantial risks involved in an investment us, including the risk of losing their entire investment.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property, our business may be adversely affected.

We must protect the proprietary nature of the intellectual property used in our business. There can be no assurance that trade secrets and other intellectual property will not be challenged, invalidated, misappropriated or circumvented by third parties. Currently, our intellectual property includes issued patents, patent applications, trademarks, trademark applications and know-how related to business, product and technology development. We plan on taking the necessary steps, including but not limited to the filing of additional patents as appropriate. There is no assurance any additional patents will issue or that when they do issue they will include all of the claims currently included in the applications. Even if they do issue, those new patents and our existing patents must be protected against possible infringement. Nonetheless, we currently rely on contractual obligations of our employees and contractors to maintain the confidentiality of our products. To compete effectively, we need to develop and continue to maintain a proprietary position with respect to our technologies, and business. The risks and uncertainties that we face with respect to intellectual property rights principally include the following:

●	patent applications that we file may not result in issued patents or may take longer than expected to result in issued patents;

●	we may be subject to interference proceedings;

●	other companies may claim that patents applied for by, assigned or licensed to, us infringe upon their own intellectual property rights;

●	we may be subject to opposition proceedings in the U.S. and in foreign countries;

●	any patents that are issued to us may not provide meaningful protection;

●	we may not be able to develop additional proprietary technologies that are patentable;

●	other companies may challenge patents licensed or issued to us;

●	other companies may independently develop similar or alternative technologies, or duplicate our technologies;

●	other companies may design around technologies that we have licensed or developed;

●	any patents issued to us may expire and competitors may utilize the technology found in such patents to commercialize their own products; and

●	enforcement of patents is complex, uncertain and expensive.

It is also possible that others may obtain issued patents that could prevent us from commercializing certain aspects of our products or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. If we license patents, our rights will depend on maintaining its obligations to the licensor under the applicable license agreement, and we may be unable to do so. Furthermore, there can be no assurance that the work-for-hire, intellectual property assignment and confidentiality agreements entered into by our employees and consultants, advisors and collaborators will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know- how or other proprietary information. The scope and enforceability of patent claims are not systematically predictable with absolute accuracy. The strength of our own patent rights depends, in part, upon the breadth and scope of protection provided by the patent and the validity of our patents, if any.

We operate in an industry with the risk of intellectual property litigation. Claims of infringement against us may hurt our business.

Our success depends, in part, upon non-infringement of intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. Participants that own, or claim to own, intellectual property may aggressively assert their rights. From time to time, we may be subject to legal proceedings and claims relating to the intellectual property rights of others. Future litigation may be necessary to defend us or our clients by determining the scope, enforceability, and validity of third-party proprietary rights or to establish its proprietary rights. Some competitors have substantially greater resources and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

●	adversely affect relationships with future clients;

●	cause delays or stoppages in providing products;

●	divert management’s attention and resources;

●	require technology changes to our platform that would cause our Company to incur substantial cost

●	subject us to significant liabilities; and

●	require us to cease some or all of its activities.

In addition to liability for monetary damages, which may be tripled and may include attorneys’ fees, or, in some circumstances, damages against clients, we may be prohibited from developing, commercializing, or continuing to provide some or all of our products unless we obtain licenses from, and pay royalties to, the holders of the patents or other intellectual property rights, which may not be available on commercially favorable terms, or at all.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on devices in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patents to develop their own products and further, may export otherwise infringing products to territories where we have patents, but enforcement is not as strong as that in the United States.

Many companies have encountered significant problems in protecting and defending intellectual property in foreign jurisdictions. The legal systems of certain countries, particularly China and certain other developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. To date, we have not sought to enforce any issued patents in these foreign jurisdictions. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. The requirements for patentability may differ in certain countries, particularly developing countries. Certain countries in Europe and developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Our patent position is highly uncertain and involves complex legal and factual questions.

Accordingly, we cannot predict the breadth of claims that may be allowed or enforced under our patents or in third-party patents. For example, we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents; we might not have been the first to file patent applications for these inventions; others may independently develop similar or alternative technologies or duplicate any of our technologies; it is possible that none of our pending patent applications will result in issued patents; our issued patents may not provide a basis for commercially viable technologies, or may not provide us with any competitive advantages, or may be challenged and invalidated by third parties; and, we may not develop additional proprietary technologies that are patentable.

As a result, our owned and licensed patents may not be valid and we may not be able to obtain and enforce patents and to maintain trade secret protection for the full commercial extent of our technology. The extent to which we are unable to do so could materially harm our business.

We have applied for and will continue to apply for patents for certain products. Such applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide us with adequate protection from competition. Furthermore, it is possible that patents issued or licensed to us may be challenged successfully. In that event, if we have a preferred competitive position because of such patents, such preferred position would be lost. If we are unable to secure or to continue to maintain a preferred position, we could become subject to competition from the sale of generic products. Failure to receive, inability to protect, or expiration of our patents would adversely affect our business and operations.

Patents issued or licensed to us may be infringed by the products or processes of others. The cost of enforcing our patent rights against infringers, if such enforcement is required, could be significant, and we do not currently have the financial resources to fund such litigation. Further, such litigation can go on for years and the time demands could interfere with our normal operations. We may become a party to patent litigation and other proceedings. The cost to us of any patent litigation, even if resolved in our favor, could be substantial. Many of our competitors may be able to sustain the costs of such litigation more effectively than we can because of their substantially greater financial resources. Litigation may also absorb significant management time.

Unpatented trade secrets, improvements, confidential know-how and continuing technological innovation are important to our scientific and commercial success. Although we attempt to and will continue to attempt to protect our proprietary information through reliance on trade secret laws and the use of confidentiality agreements with our partners, collaborators, employees and consultants, as well as through other appropriate means, these measures may not effectively prevent disclosure of our proprietary information, and, in any event, others may develop independently, or obtain access to, the same or similar information.

International intellectual property protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

Patent and other intellectual property law outside the United States is more uncertain and is continually undergoing review and revisions in many countries. Further, the laws of some foreign countries may not protect intellectual property rights to the same extent as the laws of the United States. For example, certain countries do not grant patent claims that are directed to business methods and processes. In addition, we may have to participate in opposition proceedings to determine the validity of its foreign patents or its competitors’ foreign patents, which could result in substantial costs and diversion of its efforts and loss of credibility with customers.

If we are found to be infringing on patents or trade secrets owned by others, we may be forced to cease or alter our product development efforts, obtain a license to continue the development or sale of our products, and/or pay damages.

Our manufacturing processes and potential products may violate proprietary rights of patents that have been or may be granted to competitors, universities or others, or the trade secrets of those persons and entities. As our industry expands and more patents are issued, the risk increases that our processes and potential products may give rise to claims that they infringe the patents or trade secrets of others. These other persons could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of the affected product or process. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected product or use the affected process. Required licenses may not be available on acceptable terms, if at all, and the results of litigation are uncertain. If we become involved in litigation or other proceedings, it could consume a substantial portion of our financial resources and the efforts of our personnel.

We rely on confidentiality agreements to protect our trade secrets. If these agreements are breached by our employees or other parties, our trade secrets may become known to our competitors.

We rely on trade secrets that we seek to protect through confidentiality agreements with our employees and other parties. If these agreements are breached, our competitors may obtain and use our trade secrets to gain a competitive advantage over us. We may not have any remedies against our competitors and any remedies that may be available to us may not be adequate to protect our business or compensate us for the damaging disclosure. In addition, we may have to expend resources to protect our interests from possible infringement by others.

Risks Related to this Offering and the Ownership of Our Common Stock

Our shares will be subject to potential delisting if we do not maintain the listing requirements of the NASDAQ Capital Market.

NASDAQ has rules for continued listing, including, without limitation, minimum market capitalization and other requirements. Failure to maintain our listing, or de-listing from NASDAQ, would make it more difficult for shareholders to dispose of our common stock and more difficult to obtain accurate price quotations on our common stock. This could have an adverse effect on the price of our common stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our common stock is not traded on a national securities exchange.

The requirements of being a public company may strain our resources, divert management’s attention and affect our results of operations.

As a public company in the United States, we will face increased legal, accounting, administrative and other costs and expenses. After the consummation of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. For example, Section 404 of the Sarbanes-Oxley Act requires that our management report on the effectiveness of our internal controls structure and procedures for financial reporting. Section 404 compliance may divert internal resources and will take a significant amount of time and effort to complete. If we fail to maintain compliance under Section 404, or if in the future management determines that our internal control over financial reporting are not effective as defined under Section 404, we could be subject to sanctions or investigations by NASDAQ should we in the future be listed on this market, the SEC, or other regulatory authorities. Furthermore, investor perceptions of our Company may suffer, and this could cause a decline in the market price of our common stock. Any failure of our internal control over financial reporting could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent auditors. We may need to hire a number of additional employees with public accounting and disclosure experience in order to meet our ongoing obligations as a public company, particularly if we become fully subject to Section 404 and its auditor attestation requirements, which will increase costs. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. A number of those requirements will require us to carry out activities we have not done previously. Our management team and other personnel will need to devote a substantial amount of time to new compliance initiatives and to meeting the obligations that are associated with being a public company, which may divert attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, the expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. These increased costs will require us to divert a significant amount of money that we could otherwise use to develop our business. If we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

New laws, regulations, and standards relating to corporate governance and public disclosure may create uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming.

These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, may evolve over time as new guidance is provided by the courts and other bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

As a public company subject to these rules and regulations, we may find it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on its audit committee and compensation committee, and qualified executive officers.

The market price of our common stock and warrants may be volatile.

The market price for our common stock and warrants may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly or annual operating results;

●	changes in financial or operational estimates or projections;

●	conditions in markets generally;

●	changes in the economic performance or market valuations of companies similar to ours;

●	general economic or political conditions in the United States or elsewhere;

●	any delay in development of our products or services;

●	our failure to comply with regulatory requirements;

●	our inability to commercially launch products and services and market and generate sales of our products and services,

●	developments or disputes concerning our intellectual property rights;

●	our or our competitors’ technological innovations;

●	general and industry-specific economic conditions that may affect our expenditures;

●	changes in market valuations of similar companies;

●	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new technologies, or patents;

●	future sales of our common stock or other securities, including shares issuable upon the exercise of outstanding warrants or convertible securities or otherwise issued pursuant to certain contractual rights;

●	period-to-period fluctuations in our financial results; and

●	low or high trading volume of our common stock due to many factors, including the terms of our financing arrangements.

In addition, if we fail to reach an important research, development or commercialization milestone or result by a publicly expected deadline, even if by only a small margin, there could be significant impact on the market price of our common stock. Additionally, as we approach the announcement of anticipated significant information and as we announce such information, we expect the price of our common stock to be particularly volatile and negative results would have a substantial negative impact on the price of our common stock and warrants.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results. The market price of our common stock and warrants will fluctuate and there can be no assurances about the levels of the market prices for our common stock and warrants.

In some cases, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our business operations and reputation.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements, which could leave our shareholders without information or rights available to shareholders of more mature companies.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	taking advantage of an extension of time to comply with new or revised financial accounting standards;

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an “emerging growth company.” Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We are also a “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act and have elected to follow certain scaled disclosure requirements available to smaller reporting companies.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company” our financial statements may not be comparable to companies that comply with public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. While we are not currently delaying the implementation of any relevant accounting standards, in the future we may avail ourselves of this right, and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock.

FINRA sales practice requirements may also limit your ability to buy and sell our common stock, which could depress the price of our shares.

Financial Industry Regulatory Authority, Inc. (FINRA) rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares, and thereby depress our share price.

Our compliance with complicated U.S. regulations concerning corporate governance and public disclosure is expensive. Moreover, our ability to comply with all applicable laws, rules and regulations is uncertain given our management’s relative inexperience with operating U.S. public companies.

As a publicly reporting company, we are faced with expensive and complicated and evolving disclosure, governance and compliance laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and the Dodd-Frank Act, and, following this offering, the rules of the NASDAQ Stock Market. New or changing laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards of a U.S. public company are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, our executive officers have little experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and stock price.

If research analysts do not publish research about our business or if they issue unfavorable commentary or downgrade our common stock, our stock price and trading volume could decline.

The trading market for our securities may depend in part on the research and reports that research analysts publish about us and our business. If we do not maintain adequate research coverage, or if any of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the price of our common stock and warrants could decline. If one or more of our research analysts ceases to cover our business or fails to publish reports on us regularly, demand for our securities could decrease, which could cause the price of our common stock and warrants or trading volume to decline.

We may issue additional equity securities, or engage in other transactions that could dilute our book value or relative rights of our common stock, which may adversely affect the market price of our common stock and warrants.

Our Board of Directors may determine from time to time that it needs to raise additional capital by issuing additional shares of our common stock or other securities. Except as otherwise described in this prospectus, we will not be restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be affected. Additional equity offerings may dilute the holdings of existing shareholders or reduce the market price of our common stock and warrants, or both. Holders of our securities are not entitled to pre-emptive rights or other protections against dilution. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, then-current holders of our securities. Additionally, if we raise additional capital by making offerings of debt or preference shares, upon our liquidation, holders of our debt securities and preference shares, and lenders with respect to other borrowings, may receive distributions of its available assets before the holders of our common stock.

We do not currently intend to pay dividends on our common stock in the foreseeable future, and consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our shareholders have purchased their shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which include information relating to future events, future financial performance, financial projections, strategies, expectations, competitive environment and regulation. Words such as “may”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	Our limited operating history;

●	our ability to manufacture, market and sell our products;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets;

●	our ability to retain key executive members;

●	our ability to internally develop new inventions and intellectual property;

●	interpretations of current laws and the passages of future laws; and

●	acceptance of our business model by investors.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with that may cause our actual results to differ from those anticipate in our forward-looking statements. Please see “Risk Factors” for additional risks which could adversely impact our business and financial performance.

Moreover, new risks regularly emerge and it is not possible for our management to predict or articulate all risks we face, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus.

USE OF PROCEEDS

We are not selling any of the shares of common stock being offered by this prospectus and will receive no proceeds from the sale of the shares by the selling stockholder. All of the proceeds from the sale of common stock offered by this prospectus will go to the selling stockholder at the time they offer and sell such shares. We will bear all costs associated with registering the shares of common stock offered by this prospectus.

RELATED STOCKHOLDER MATTERS

As of April 21, 2019, we had approximately 98 shareholders of record of our common stock.

Our common stock trades on The NASDAQ Capital Market under the symbol “TBLT.” In conjunction therewith, our warrants are listed on The NASDAQ Capital Market under the symbol “TBLTW” and Class A Units under the symbol “TBLTU”.

DIVIDEND POLICY

We have never paid any cash dividends on our common stock. We anticipate that we will retain funds and future earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future following this offering. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors that our Board of Directors deems relevant. In addition, the terms of any future debt or credit financings may preclude us from paying dividends.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2018, is hereby incorporated by reference in their entirety from our Form 10-K filed with the SEC on March 29, 20191.

1	The Company is eligible to incorporate by reference under General Instruction VII of Form S-1. Specifically, the Company notes that it has met the requirements of paragraphs A. – D. of General Instruction VII, and that it has not been, during the past three years, a registrant for an offering of “penny stock” as defined in Rule 3a51-1 as under Rule 3a51-1.g.1., it has had average revenue of more than $6 million in all five of its last fiscal years as set forth in its balance sheets for the years ended December 31, 2018 and December 31, 2017 as reported in its Form 10-K for the fiscal year ended December 31, 2018 as filed with the SEC on March 29, 2019, and its balance sheet for the year ended December 31, 2016, as reported in the Company’s registration statement on Form S-1, to which this prospectus is Post-Effective Amendment No. 1, and its balance sheet for the years ended December 31, 2014 and December 31, 2015 as reported internally by the Company.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017

Our audited financial statements for the years ended December 31, 2018 and December 31, 2017, respectively, are hereby incorporated by reference in their entirety from our Form 10-K for the year ended December 31, 2018, filed with the SEC on March 29, 2019.

BUSINESS

Overview

Our company was formed on April 9, 2012 as Phalanx, Inc., under the laws of the State of Nevada and changed its name to ToughBuilt Industries, Inc. on December 29, 2015. We were formed to design, manufacture and distribute innovative tools and accessories to the building industry. We market and distribute various home improvement and construction product lines for both do it yourself (“DIY”) and professional markets under the TOUGHBUILT® brand name, within the global multibillion dollar per year tool market. All of our products are designed by our in-house design team. Since our initial launch of product sales six years ago, we have experienced significant annual sales growth from approximately $1,000,000 in 2013 to $15,289,400 in 2018.

Since August 2013, pursuant to a Service Agreement, we have been collaborating with Belegal, a Chinese firm, whose team of experts has provided ToughBuilt with additional engineering, sourcing services and quality control support for our operations in China. Belegal assists us with supply-chain management (process and operations in China) for our operations in China, among other things, facilitating the transmission of our purchase orders to our suppliers in China, conducting “in-process” quality checking and inspection, and shipping end-products manufactured in China to their final destinations. In accordance with the agreement, we pay all of the monthly costs for payroll, overhead and other operation expenses associated with the Belegal’s activities on behalf of ToughBuilt.

Our business is currently based on development of innovative and state of the art products, primarily in tools and hardware category, with particular focus on building and construction industry with the ultimate goal of making life easier and more productive for the contractors and workers alike. Our current product line includes two major categories related to this field, with several additional categories in various stages of development, consisting of Soft Goods and Kneepads and Sawhorses and Work Products.

ToughBuilt designs and manages its product life cycles through a controlled and structured process. We involve customers and industry experts from our target markets in the definition and refinement of our product development. Product development emphasis is placed on meeting and exceeding industry standards and product specifications, ease of integration, ease of use, cost reduction, design-for manufacturability, quality and reliability.

Our mission consists, of providing products to the building and home improvement communities that are innovative, of superior quality derived in part from enlightened creativity for our end users while enhancing performance, improving well-being and building high brand loyalty.

Recent Business Developments

The following highlights recent developments in our business over the past four years:

●	In 2015, we entered into contractual agreements with 11 additional distributors and retailers.

●	In 2016, we entered into contractual agreements with an additional 15 distributors and retailers, and our sales increased from $8,761,362 in 2015 to $9,216,863 in 2016.

●	In 2017, we entered into contractual agreements with an additional six distributors and retailers, and our sales increased from $9,216,863 in 2016 to $14,201,836 in 2017.

●	In March 2017, we leased approximately 8,300 square feet of office facility in Lake Forest, California for both corporate and sales and research and development purposes.

●	In 2018, we entered into contractual agreements with two additional distributors and retailers.

●	We launched a new line of miter-saw stands with three different SKUs and a new line of gloves with 16 different SKUs. Our sales increased from $14,201,836 in 2017 to $15,289,400 in 2018.

●	In November 2018, we completed our initial public offering (“IPO”), pursuant to which we received net proceeds of $12,415,500 after deducting underwriting discounts and commissions of $934,500. The Company incurred $743,765 in expenses related to the IPO.

Products

We create innovative products that help our customers build faster, build stronger and work smarter. We accomplish this by listening to what our customers wants and need and researching how professionals work, then we create tools that help them save time, save hassle and save money.

TOUGHBUILT® manufactures and distributes an array of high quality and rugged tool belts, tool bags and other personal tool organizer products. We also manufacture and distribute a complete line of knee pads for various construction applications. Our line of job-site tools and material support products consists of a full line of miter-saw and table saw stands and saw horses/job site tables and roller stands. All of our products are designed and engineered in the United States and manufactured in China and India under our quality control supervision. We do not need government approval for any of our products.

Our soft sided tool storage line is designed for a wide range of do-it-yourself and professional needs. This line of pouches and tool and accessories bags is designed to organize your tools faster and easier. Interchangeable pouches clip on and off any belt, bag ladder wall or vehicle. Our products let you carry what you want so you have it when you want it.

ToughBuilt’s wide mouth tool carry-all bags come in sizes from 12 inches to 30 inches. They all have steel reinforced handles and padded shoulder straps which allow for massive loads to be carried with ease. Rigid plastic hard-body lining protects everything inside. Double mesh pockets included inside provide complete visibility for stored items. They include a lockable zipper for added security and safety and secondary side handles for when it takes more than one to carry the load.

All of these products have innovative designs with unique features that provide extra functionality and enhanced user experience. Patented features such as our exclusive “Cliptech” mechanism incorporated in some of the products in this line are unique in these products for the industry and have distinguished the line from other similarly situated products thus we believe, increasing appeal amongst the other products of this category in the professional community and among the enthusiasts.

Soft Goods

The flagship of the product line is the Soft Goods line that consists of over 100 variations of tool pouches, tool rigs, tool belts and accessories, tools bags, totes, variety of storage solutions, and office organizers/bags for laptop/tablet/cellphones, etc. Management believes that the breadth of the line is one of the deepest in the industry and has specialized designs to suit professionals from all sectors of the industry including plumbers, electricians, framers, builders and more.

We have a selection of over 10 models of kneepads, some with revolutionary and patented design features that allow the users to interchange components to suit particular conditions of use. Management believes that these kneepads are among the best performing kneepads in the industry. Our “all terrain” knee pad protection with snapshell technology is part of our interchangeable kneepad system which helps to customize the jobsite needs. They are made with superior quality using multilevel layered construction, heavy duty webbing and abrasion-resistant PVC rubber.

Sawhorses and Work Products

The second major category consists of Sawhorses and Work Support products with their unique designs and robust construction targeted for the most discerning users in the industry. The innovative designs and construction of the more than 15 products in this category have led to the sawhorses becoming the best sellers of category everywhere they are sold. The newest additions in this category include several stands and work support products that are quickly gaining recognition in the industry and are expected to position themselves in the top tier products in a short time. Our sawhorse line, miter saw, table saw & roller stands are built to very high standards. Our sawhorse/jobsite table is fast to set up, holds 2,400 pounds, has adjustable heights, is made of all metal construction and has a compact design. These lines of products are slowly becoming the standard in the construction industry.

All of our products are designed in house with unending innovation and the highest standards to achieve features and benefits for not only the professional construction worker but also for the do-it-yourself person.

Business Strategy

Our product strategy is to develop product lines in a number of categories rather than focus on a single line of goods. This approach allows for rapid growth, wider brand recognition, and may ultimately result in increased sales and profits within an accelerated time period. We believe that building brand awareness of our current ToughBuilt lines of products will expand our share of the pertinent markets. Our business strategy includes the following key elements:

●	A commitment to technological innovation achieved through consumer insight, creativity and speed to market;
●	A broad selection of products in both brand and private labels;
●	Prompt response;
●	Superior customer service; and
●	Value pricing.

We will continue to consider other market opportunities while focusing on our customers’ specific requirements to increase sales.

Market

According to “Statista & Statistic Brain” the annual revenue in the construction industry was $1.731 trillion for 2016. There was approximately $394.6 billion in home improvement sales in the U.S. in 2018 (https://www.statista.com/statistics/239759/predicted-sales-of-home-improvement-retailers-in-the-us/). The heavy and civil engineering industry is over $260 billion with tools and hardware alone totaling over $60 billion for that same time period. In 2016, there were approximately 729,000 construction companies in the United States employing more than 7.3 million employees. In addition to the construction market, our products are marketed to the “do it yourself” and home improvement market place. The home improvement industry has fared much better in the aftermath of the Great Recession then the housing market. The U.S. housing stock of more than 130 million homes requires regular investment merely to offset normal depreciation. And many households that might have traded up to more desirable homes during the downturn decided instead to make improvements to their current homes. Meanwhile, federal and state stimulus programs encouraged homeowners and rental property owners to invest in energy-efficient upgrades that they might otherwise have deferred. Finally, many rental property owners, responding to a surge in demand from households either facing foreclosure or nervous about buying amid the housing market uncertainty, reinvested in their units.

As a result, improvement and repair spending held up well compared to residential construction spending. According to “Home Improvement – Still Growing in 2019”, on www.hiri.org, “the HIRI/IHS Markit forecast expects 5.5% growth in the home improvement products market in 2019 after a strong 6.2% in 2018.”

Total home improvement products sales are expected to increase 5.5% in 2018 to $420 billion in total sales. The Professional Market is expected to increase 6.0% in 2019 over 2018 and the Consumer Market will see a sales increase of 5.3%.

TOUGHBUILT® products are available worldwide in many major retailers ranging from home improvement and construction products and services stores to major online outlets. Currently, we have strong placement in Home Depot, Menards, Toolbank (UK), Bunning’s (Australia), Princess Auto (Canada), Dong Shin Tool PIA (S. Korea) as well as seeking to grow our sales in global markets such as Western and Central Europe, Russia and Eastern Europe, South America and the Middle East.

Retailers by region include:

United States: Home Depot, Menards, GM products, Fire Safety, Hartville Hardware, ORR, Pooley, YOW, Wesco, Buzzi, and Western Pacific Building Materials.

Canada: Princess Auto

United Kingdom: Toolbank (distribution throughout the U.K. and online selling for Europe).

France: Birck

Australia: Bunnings

New Zealand: Bunnings

Russia: VSEInstrumenti.ru

South Korea: Dong Shin Tool PIA Co., Ltd.

We are actively expanding into markets in Mexico and Latin American Countries the Middle East, the UAE and South Africa.

We are currently in product line reviews and discussions with Lowe’s, Home Depot Canada, Do It Best, True Value and other major retailers both domestically and internationally. A product line review requires the supplier to submit a comprehensive proposal which includes product offerings, prices, competitive market studies and relevant industry trends and other information. Management anticipates, within the near term, adding to its customer base up to three major retailers, along with several distributors and private retailers within six sectors and among 56 targeted countries.

Innovation and Brand Strength

Management believes that the robust capabilities at ToughBuilt eclipse those of most competitors as not every distributor or factory has the ability to quickly identify industry and end user opportunities and execute quickly to deliver winning product lines consistently. Also, in our view, most distributors and factories do not have a recognizable and reputable brand or the proven ability to reach major retailers globally to position their products and brands. We believe that we are able to take a design from concept to market within a very short period of time.

Product and Services Diversification

TOUGHBUILT® is a singular brand with a driven team that is poised to scale into a highly recognized global entity. We aim to grow ToughBuilt with several significant subsidiaries in the next few years to become the hub/platform for professionals, DIY’s (Do It Yourselfers) and passionate builders everywhere. Management anticipates that future subsidiaries will focus on licensing, gear, mobile, equipment rentals and maintenance services.

New Products

Tools

In 2018, we have ordered and launched a new line of gloves and 28 SKUs of tool belt and pouches. We also intend to launch the following tools in the fourth quarter of 2019:

●	Clamp line

●	Hammer line

●	Pliers line

●	Screwdriver line

●	Tape measure line

●	Utility knife line

Mobile Device Products

Since 2013, we have been planning, designing, engineering and sourcing the development of a new line of ToughBuilt mobile devices and accessories to be used in the construction industry and by building enthusiasts. We are planning to have our mobile device products ready to market by mid to late 2019, at which time we intend to commence marketing and selling our mobile device products to our current global customer base. We believe that increasing numbers of companies in the construction industry are requiring their employees to utilize mobile devices not just to communicate with others but to utilize the special apps that will allow the construction workers to do their job better and more efficiently. All of our mobile devices are designed and built in accordance with IP-68 and military standards level of durability and with the cooperation of Foxconn Manufacturing.

Our ruggedized mobile line of products was created to place customized technology and wide varieties of data in the palm of the building professionals and enthusiasts such as contractors, subcontractors, foreman, general laborers etc. The devices, accessories and custom apps allow the users to plan with confidence, organize faster, find labor and products faster, estimate accurately, purchase wisely, protect themselves, workers and their business, create and track invoicing faster and easier.

By the fourth quarter of 2019, we intend to launch our T.55 rugged mobile phones and earbud headphones, as well as a “T-Dock”, attachable battery, tri lens camera and tough shield cover and accessories. In the fourth quarter of 2019, we also intend to launch the following accessories: car charger, QI charger, car mounts and earbud pack, and we will look at sales in the following industries: construction, industrial, military and law enforcement and “.coms”.

In the fourth quarter of 2019, we intend to launch the following applications for our mobile phones:

1.	National building codes
2.	Inspection booking
3.	Labor ready
4.	Estimating apps & programs
5.	Structural engineers
6.	Architects
7.	Building plans
8.	Workers comp
9.	Equipment insurance
10.	Project insurance & bonds
11.	Vehicle insurance
12.	Liability insurance
13.	Umbrella insurance
14.	Collection agencies
15.	Construction loans
16.	Small business loans
17.	Job listings
18.	Tool exchange

Agreement with Foxconn

On October 18, 2016, we entered into a Project Statement of Work Agreement (“SOW”) with Hon Hai Precision Ind. Co., Ltd., a corporation organized under the law of Taiwan (referred to as “Foxconn”) to design, manufacture and supply to us a certain rugged mobile telephone (the “Product”). The Company will pay to Foxconn all fees and costs required to develop the Product. The Product will be developed by Foxconn to our specifications. We will submit to Foxconn written specifications, features and concepts required to be included in the Product. The specifications are subject to review and update by the parties and upon written approval by the parties such new or revised specifications will become part of the SOW. The SOW also provides dates for completion of deliverables, such as prototypes, “Beta” testing of the Product, sample assembly of the prototype and commencement of mass production of the Product. We may terminate the SOW at any time, in which case we must pay the costs for those portions of the development work completed by Foxconn up to the date of termination. The SOW is governed, construed and enforced in accordance with the laws of the State of California.

Mobile Device Market

Based upon an annual white paper published by the Mobile and Wireless Practice of Venture Development Corporation, we believe that an increasing number of companies are requiring their employees to transact business in the field and/or other non-traditional office environments. Because of this and other factors, the construction industry is accelerating its acceptance of wireless technology. We further believe that the construction industry, like other industries, will be leveraging mobile and wireless solutions to address the need for greater collaboration among a highly mobile and distributed workforce.

We believe that mobility is one of the top technology trends that construction companies are focusing on in 2018 and beyond. Mobile technology continues to have a significant impact on business, specifically with regard to business communication as this technology enhances the ability for colleagues at different locations to easily communicate, enhances customer experience through the improvement of applications and websites available to consumers to do business through their devices “at their fingertips”, and optimizes business operations as there is instant access to business functions at any time and from any location. (“Impact of Mobile Technology in Business Communication”, by John Smith, dated November 19, 2016 (https://www.business2community.com/tech-gadgets/impact-mobile-technology-business-communication-01704702).

While the construction industry has widely adopted solutions such as push to talk (PTT) telephony applications, the use of mobile and wireless data applications has been limited. IT solutions in general and mobile and wireless solutions specifically have been adopted at varying degrees within organizations and to support the various phases of construction projects. Currently the business planning, engineering and procurement operations have more effectively deployed IT solutions while actual construction operations have fallen behind in IT infrastructure and field automation solutions. The construction and engineering workforce is inherently mobile. However, construction sites have never effectively leveraged (wireless) communications networks to connect these distributed and often remote workers and their assets. Nevertheless, construction project managers require real time access to a variety of information, including real time tool inventory management, raw materials deliveries, job costing, time stamping and general project management information. The challenge, however, is the lack of network access on construction sites resulting in an information bottleneck on the job site. Buoyed by advances in wireless technologies – including coverage, performance, security and cost of ownership – we believe this is becoming an issue of the past for construction operations.

Mobile Apps

We intend to include apps on our mobile devices and are developing, with a third party applications developer, apps which will include, among other things, building codes, permitting, estimating and job listings. The purposes of the apps that are being developed include:

●	To reduce construction delays. Gathering real-time information at the job site about issues such as trades and contractors present at the site, construction progress, or incidents, can reduce overall project delays. This critical information helps to bring issues to light that might put projects on hold, and keep construction on schedule.

●	To improve communication with owners and project stakeholders. Completing daily reports at the job site on mobile devices and sending automated emails can tighten the communication loop with project stakeholders. When all parties involved in the project have access to the same information at the same time, errors are reduced and issues requiring attention can be addressed faster.

●	To increase back-office efficiency. By eliminating the use of paper and spreadsheets, construction companies can save hundreds of hours spent on data entry, collating information for reporting, or looking for paperwork that has been lost or filed away. Increasing back-office efficiency allows projects to be run leaner and to be completed on time and on budget.

●	To improve accountability of field staff. Staff travel times, GPS locations and time spent on-site can all be consistently monitored with mobile apps. This improves accountability and reduces labor costs. Costs can be also reduced with mobile timesheets that record clock-in/clock-out time to the minute.

●	To improve accuracy of project documentation. Using mobile apps to capture information at the job site improves accuracy and reduces issues that arise from illegible handwriting, inconsistent data, and information gaps. Photos, GPS, time stamps and signatures captured on-site provide an accurate and indisputable audit trail for the project, delivering accountability to clients or evidence in legal disputes.

●	To improve equipment management. Construction companies that use a database-driven mobile solution can maximize the use of equipment through better management and tracking. Real-time information about maintenance schedules, availability, and equipment locations helps to improve inventory planning and use.

●	To utilize real-time mobile access to plans and bylaws. With apps that provide two-way access to information, construction companies can file electronic versions of drawings, plans or bylaws for quick offline access by teams in the field. This improves productivity and reduces the need for re-work.

Sales Strategy

The devices, accessories and bolt on digital tools will be sold through relevant home improvement big box stores, direct marketing to thousands of construction companies, direct marketing to thousands of trade/ wholesale outlets and to professional outlets.

Intellectual Property

We hold several patents and trademarks of various durations and believe that we hold, have applied for or license all of the patent, trademark and other intellectual property rights necessary to conduct our business. We utilize trademarks (licensed and owned) on nearly all of our products and believe having distinctive marks that are readily identifiable is an important factor in creating a market for our goods, in identifying our brands and our Company, and in distinguishing our goods from the goods of others. We consider our ToughBuilt®, Cliptech®, and Fearless® trademarks to be among our most valuable intangible assets. Trademarks registered both in and outside the U.S. are generally valid for ten years, depending on the jurisdiction, and are generally subject to an indefinite number of renewals for a like period on appropriate application.

In the first quarter of 2019, the United States Patent and Trademark Office (USPTO) granted two new design patents (US D840,961 S and US D841,635 S) that cover ToughBuilt’s ruggedized mobile devices, which are valid for a period of 15 years.

We also rely on trade secret protection for our confidential and proprietary information relating to our design and processes for our products. We have entered into and will continue to enter into confidentiality, non-competition and proprietary rights assignment agreements with our employees and independent contractors. We have entered into and will continue to enter into confidentiality agreements with our suppliers to protect our intellectual property.

Competition

The tool equipment and accessories industry is highly competitive on a worldwide basis. We compete with a significant number of other tool equipment and accessories manufacturers and suppliers to the construction, home improvement and Do-It-Yourself industry, many of which have the following:

●	Significantly greater financial resources than we have;

●	More comprehensive product lines;

●	Longer-standing relationships with suppliers, manufacturers, and retailers;

●	Broader distribution capabilities;

●	Stronger brand recognition and loyalty; and

●	The ability to invest substantially more in product advertising and sales.

Our competitors’ greater capabilities in the above areas enable them to better differentiate their products from ours, gain stronger brand loyalty, withstand periodic downturns in the construction and home improvement equipment and product industries, compete effectively on the basis of price and production, and more quickly develop new products. These competitors include DeWalt, Caterpillar and Samsung Active.

Initial Public Offering

On November 14, 2018, the Company completed its initial public offering (“IPO”), pursuant to which it sold 2,670,000 Class A Units (“Class A Unit”), each Unit consisting of one share of common stock, par value $0.0001 per share, one Series A Warrant to purchase one share of common stock (“Series A Warrant”) and one Series B Warrant to purchase one share of common stock (“Series B Warrant”) at a purchase price of $5.00 per Class A Unit. The Company received net proceeds from the IPO of $12,415,500 after deducting underwriting discounts and commission of $934,500. The Company incurred $743,765 in expenses related to the IPO.

Concurrent with the closing of the IPO on November 14, 2018, the following private transactions were consummated in accordance with the related agreements (see Notes 6, 7, 8 and 9 to the financial statements), all in transactions exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended:

(a)	1,366,768 unregistered Class A Units were issued upon the conversion of outstanding shares of Class B Convertible Preferred Stock at a conversion price of $3.50 per Class A Unit.

(b)	42,105 unregistered shares of common stock were issued upon conversion of the $200,000 principal amount of a promissory note due to an officer at a conversion price of $4.75 per share.

(c)	1,726,678 unregistered Class A Units were issued upon conversion of outstanding convertible debt instruments (consisting of all principal amounts and accrued and unpaid interest through the date of the IPO) at a conversion price of $5.00 per Unit.

(d)	136,863 unregistered shares of common stock were issued upon conversion of $650,100 of accrued and unpaid salaries to officers and directors at a conversion price of $4.75 per share.

(e)	215,625 unregistered Class A Units issued upon the conversion of outstanding principal amount of unsecured promissory notes at a conversion price of $4.00 per Unit.

On December 17, 2018, pursuant to the Underwriting Agreement dated November 8, 2018, by and between the Company and the underwriters named therein (the “Representative”), the Representative, on behalf of the underwriters, agreed to partially exercise the over-allotment option to purchase an additional 25,000 shares of Common Stock, par value $0.0001, at a price of $4.98 per share, 400,500 Series A Warrants, at a price of $0.01 per warrant and 400,500 Series B Warrants, at a price of $0.01 per warrant. The Company received net proceeds from the exercise of over-allotment option of $121,909 after deducting commission and expenses of $10,601.

Employees

As of March 27, 2019, we have 15 full-time employees and 13 independent contractors and consultants. We also engage consultants on an as-needed basis to supplement existing staff. All of our employees, consultants and contractors that are involved with sensitive and/or proprietary information have signed non-disclosure agreements.

Description of Property

We currently lease office space at 25371 Commercentre Drive, Suite 200, Lake Forest, CA 92630 as our principal offices. We believe these facilities are in good condition and satisfy our operational requirements. We intend to seek additional leased space, which will include some warehouse facilities, as our business efforts increase.

Legal Proceedings

On August 16, 2016, Edwin Minassian filed a complaint against the Company and Michael Panosian, our Chief Executive Officer, in the Superior Court of California, County of Los Angeles. The complaint alleges breach of oral contracts to pay Mr. Minassian for consulting and finder’s fees, and to hire him as an employee. The complaint further alleges, among other things, fraud and misrepresentation relating to the alleged tender of $100,000 to the Company in exchange for “a 2% stake in ToughBuilt” of which only $20,000 was delivered. The complaint seeks unspecified monetary damages, declaratory relief concerning the plaintiff’s contention that he has an unresolved 9% ownership stake in ToughBuilt and other relief according to proof.

On April 12, 2018, the Court entered judgments against the Company and Mr. Panosian in the amounts of $7,080 and $235,542, plus awarding Mr. Minassian a 7% ownership interest in the Company (the “Judgments”). Mr. Minassian served notice of entry of the judgments on April 17, 2018 and the Company and Mr. Panosian received notice of the entry of the default judgments on April 19, 2018.

On April 25, 2018, the Company and Mr. Panosian filed a motion to have the April 12, 2018 default judgment on Plaintiff’s Complaint, the February 13, 2018 defaults, and April 14, 2017 Order for terminating sanctions striking Defendants’ Answer set aside on the basis of their former attorney’s declaration that his negligence resulted in the default judgment, default, and terminating sanctions being entered against the Company and Mr. Panosian. The motion was denied. On September 13, 2018, the Company and Panosian satisfied the Judgments by the Company making a payment of $252,950 (which included $10,303 post judgment interest) to Minassian and by Mr. Panosian issuing him shares reflecting a 7% ownership stake in the Company from management-owned shares. On October 18, 2018, the Company and Mr. Panosian filed a Notice of Appeal in the Superior Court of the State of California, Los Angeles County, with respect to from the Order denying their motion for relief from the above referenced default judgment. The appeal is still pending.

MANAGEMENT

Directors and Executive Officers

The names, positions and ages of our directors and executive officers as of the date of this proxy statement are as follows:

Name	Age	Position
Michael Panosian	56	President, CEO & Director
Joshua Keeler	40	Vice-President - Research & Development
Zareh Khachatoorian	60	COO and Secretary
Manu Ohri	62	Chief Financial Officer and Director

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve for one year until the meeting of the Board of Directors following the annual meeting of shareholders and until their successors have been elected and qualified.

Michael Panosian, Co-Founder, President, CEO and Director

Mr. Panosian co-founded our Company in 2012 and has been our CEO, President and director since inception. In 2008, Mr. Panosian co-founded Pandun, Inc., a manufacturer and distributor of tools and tool accessories in Asia, and served as its CEO until 2012. Mr. Panosian has over 16 years of extensive experience in innovation, design direction, product development, brand management, marketing, merchandising, sales, supply chain and commercialization experience in the hardware industry. He has launched several product projects spanning several fields. Mr. Panosian has deep knowledge of doing business in China where he managed a team of over 350 engineers, industrial designers and marketing professionals while stationed in Suzhou with his team for 4 years. Mr. Panosian is a graduate of Northrop University in Aerospace engineering with numerous specializations; he holds numerous patents and trademarks that are shared with some of his colleagues at our Company and other development teams.

Joshua Keeler, Co-Founder, Vice-President Research & Development

As the Vice-President Research & Development at our Company, Mr. Keeler is responsible for all product development. Mr. Keeler co-founded our Company in 2012 and works directly with Mr. Panosian in bringing innovative ideas to market. Mr. Keeler is a graduate of Art Center College of Design with a BS in Industrial Design. Mr. Keeler has over 12 years of product development experience, working on projects spanning several fields, including: automotive, personal electronics, sporting goods and a wide expanse of tools. From 1999 to 2000 he was co-owner and vice-president of Oracle Industrial Design, Co., a private company specializing in industrial design and product development. From August 2000 to April 2004, Mr. Keeler worked for Positec Power Tool Co., a private company in Suzhou, China, designing and creating a large innovation library of numerous power tool concepts. From August 2005 to April 2008, Mr. Keeler was the chief designer for Harbinger International, Inc. From August 2008 to April 2012, he was chief designer for Pandun Inc, specializing in innovative tools and supporting products. He has lived in China and has extensive experience working directly with manufacturers to get designs into production. Mr. Keeler has been nominated by the Board as a Director to stand for election at our 2019 Annual Meeting to take the seat currently held by our Chief Financial Officer, Manu Ohri.

Zareh Khachatoorian, Chief Operating Officer and Secretary

Mr. Khachatoorian has over 30 years of experience in the realms of corporate purchasing, product development, merchandising and operations. Prior to joining ToughBuilt in January 2016, Mr. Khachatoorian was the President of Mount Holyoke Inc. in Northridge California, starting in May 2014. Mr. Khachatoorian led Mount Holyoke Inc. in the servicing of its entire import and distribution operations. From August 2008 to April 2014, Mr. Khachatoorian served as the Vice President of Operations at Allied International (“Allied”) in Sylmar, California. At Allied, Mr. Khachatoorian was responsible for the management of overseas and domestic office employees and departments involved in the areas of procurement and purchasing, inventory management, product development, engineering, control and quality assurance, and other related areas. Mr. Khachatoorian holds a Bachelor of Science degree in Industrial Systems Engineering from the University of Southern California. Additionally, Mr. Khachatoorian has been credited as the inventor or co-inventor of more than twenty issued patents, as well as several pending patents with the United States Patent and Trademark Office (USPTO). Mr. Khachatoorian is fluent in Armenian and Farsi.

Manu Ohri, Chief Financial Officer and Director

Mr. Ohri has over 30 years of hands-on experience in financial management and business leadership and working with board of directors and financial institutions. Mr. Ohri has assisted several public companies in the areas of compliance with US and international financial accounting and reporting standards, investor relations, mergers and acquisitions, strategic planning, team-building and project management. Since January 2017, Mr. Ohri has been our Chief Financial Officer and a member of our Board of Directors. From January 2010 to December 2016, Mr. Ohri worked as a management consultant and independent business advisor providing consulting services to privately-held and publicly traded companies. From January 2007 to December 2009, Mr. Ohri served as the Chief Financial Officer and a member of the Board of Directors of a publicly listed full service financial media company, focused on developing tools and applications that enabled retail investors to collaborate directly with publicly traded companies. From May 2002 to December 2006, Mr. Ohri served as the Chief Financial Officer and a member of the Board of Directors of a publicly traded international telecom operator and enabler/systems integrator to the multi-media industry in the USA, Europe, Asia Pacific and the Middle East, providing traditional telecom, voice over internet protocol, media streaming services, including billing and collections primarily to the business-to-business community within the global telecommunications market. Mr. Ohri is a Certified Public Accountant and Chartered Global Management Accountant with over seven years of experience with Deloitte, LLP and PriceWaterhouseCoopers, LLP. Mr. Ohri earned Master’s Degree in Business Administration from the University of Detroit. Mr. Ohri is not restanding for election as a Director at our 2019 Annual Meeting.

Independent Directors

The names, positions and ages of our independent directors (as defined by NASDAQ and SEC rules), all became directors as of November 14, 2019, are as follows:

Name	Age	Position
Robert Faught	70	Director
Paul Galvin	55	Director
Frederick D. Furry	50	Director

Robert Faught, Director

As a global senior executive and CEO, Mr. Faught held leadership positions for Fortune 500 companies including Comcast, and Phillips/Lucent. He was the founder and CEO of SmartHome Ventures, a home automation company servicing retail, utility, insurance and telephony distribution channels and their customers. In these leadership roles, he led the development and implementation of the strategic vision throughout the organization, recruited senior talent, led leadership development and oftentimes, oversaw a realignment of senior roles where some executives were outplaced. At Faught Associates, he offers consulting, executive search, leadership development and outplacement to bring an exceptional leadership and performance direction that provides growth and internal development. From January 2014 to January 2016 he was the President and Chief Executive Officer of SmartHome Ventures and has served on its Board since January 2016. The Board has determined that Mr. Faught is suitable as a director due to his long standing leadership roles with Fortune 500 companies.

Paul Galvin, Director

Paul M. Galvin was appointed as a director and the Chief Executive Officer of SG Blocks, Inc. upon consummation of the reverse merger among CDSI Holdings Inc., CDSI Merger Sub, Inc., SG Blocks, and certain stockholders of SG Blocks on November 4, 2011 (the “Merger”). Mr. Galvin is a founder of SGBlocks, LLC, the predecessor entity of SGB. He has served as the Chief Executive Officer of SGB and its predecessor entity since 2008. Mr. Galvin has been a managing member of TAG Partners, LLC (“TAG”), an investment partnership formed for the purpose of investing in SGB, since October 2007. Mr. Galvin brings over 20 years of experience developing and managing real estate, including residential condominiums, luxury sales, and market rate and affordable rental projects. Prior to his involvement in real estate, he founded a non-profit organization that focused on public health, housing, and child survival, where he served for over a decade in a leadership position. During that period, Mr. Galvin designed, developed, and managed emergency food and shelter programs through New York City’s Human Resources Administration and other federal and state entities. Mr. Galvin holds a Bachelor of Science in Accounting from LeMoyne College and a Master’s Degree in Social Policy from Fordham University. He was formerly an adjunct professor at Fordham University’s Graduate School of Welfare. Mr. Galvin previously served for 10 years on the Sisters of Charity Healthcare System Advisory Board and six years on the board of directors of SentiCare, Inc. In 2011, the Council of Churches of New York recognized Mr. Galvin with an Outstanding Business Leadership Award. The Company believes he is well suited to sit on its Board due to Mr. Galvin’s pertinent experience, qualifications, attributes, and skills which include his managerial experience and the knowledge and experience he has attained in the real estate industry.

Frederick D. Furry, Director

Mr. Furry is currently the CFO at Luminance Holdco, Inc. and Subsidiaries. Luminance is a private-equity backed designer, custom manufacturer, and distributor of lighting hardware, fixtures, lamps, ceiling fans, lamp parts, and plumbing parts. Headquartered in Los Angeles, California, Luminance has distribution centers located in California, New York, Texas, and Illinois and a wholly-owned foreign enterprise located in Dongguan, China. Prior to Luminance, from 2016 to 2018, Mr. Furry was the CFO at Cunico Corporation, a closely-held, mid-sized manufacturing company based in Long Beach, California. Cunico provides specialty fittings and parts to the US Navy, primarily for nuclear submarines and aircraft carriers. From 2011 to 2015, Mr. Furry was the CFO and COO at Biolase (NASDAQ:BIOL). Biolase is a high-tech, medical device manufacturer of dental lasers located in Irvine, California, that sells its products directly in North America and certain international markets and distributes its products in over 60 international markets. As COO, Mr. Furry initiated the turnaround of failing business and restructured several aspects of the business.

From 1998 to 2010, Mr. Furry was at Windes, a regional public accounting firm based in Southern California, where he served as an Audit Partner and worked with over 25 public and private companies in the middle market with revenues ranging from $20 million to $600 million.

During his 20-year tenure in public accounting, Mr. Furry helped his clients with countless complex technical issues and transactions, including four IPOs, three reverse mergers, well over a dozen M&A transactions, and several leveraged ESOPs.

Mr. Furry has a Master’s of Business Administration degree and a Bachelor’s of Science in Business Administration from the University of California, Riverside and is a Certified Public Accountant (inactive). Mr. Furry’s long experience with public companies and as a financial executive are qualifications which make him an ideal Board member for the Company.

Involvement in Legal Proceedings

To the best of our knowledge, during the past ten years, none of the following occurred with respect to a present or former director or executive officer of our Company: (1) any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission (the “Commission”) or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated; and (5) being the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any federal or state securities or commodities law or regulation, law or regulation respecting financial institutions or insurance companies or law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or (6) being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act, as amended), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or associated persons.

Corporate Governance

The business and affairs of our Company are managed under the direction of the Board of Directors.

Term of Office

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve for one year until the meeting of the Board of Directors following the annual meeting of shareholders and until their successors have been elected and qualified.

Director Independence

We use the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of our Company or any other individual having a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three years was, an employee of our Company;

●	the director or a family member of the director accepted any compensation from our Company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

●	a family member of the director is, or at any time during the past three years was, an executive officer of our Company;

●	the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which our Company made, or from which our Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

●	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of our Company served on the compensation committee of such other entity; or

●	the director or a family member of the director is a current partner of our Company’s outside auditor, or at any time during the past three years was a partner or employee of our Company’s outside auditor, and who worked on our Company’s audit.

Under the following three NASDAQ director independence rules a director is not considered independent: (a) NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation, (b) NASDAQ Rule 5605(a)(2)(B), a director is not consider independent if he or she accepted any compensation from our Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, and (c) NASDAQ Rule 5605(a)(2)(D), a director is not considered to be independent if he or she is a partner in, or a controlling shareholder or an executive officer of, any organization to which our Company made, or from which our Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000. Under such definitions, Messrs. Faught, Furry and Galvin are independent directors.

Family Relationships

There are no family relationships among any of our officers or directors.

Board Committees

Our Board of Directors has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each comprised entirely of independent directors and none of which met in 2018, except our Audit Committee which met once in 2018.

Audit Committee

Our Audit Committee is comprised of three individuals, each of whom is an independent director and at least one of whom is an “audit committee financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K.

Our Audit Committee oversees our corporate accounting, financial reporting practices and the audits of financial statements. For this purpose, the Audit Committee does have a charter (which is reviewed annually) and perform several functions. The Audit Committee performs the following:

●	evaluate the independence and performance of, and assess the qualifications of, our independent auditor and engage such independent auditor;

●	approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services and approve in advance any non-audit service to be provided by our independent auditor;

●	monitor the independence of our independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	review the financial statements to be included in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and review with management and our independent auditor the results of the annual audit and reviews of our quarterly financial statements; and

●	oversee all aspects our systems of internal accounting control and corporate governance functions on behalf of the Board of Directors.

Compensation Committee

Our Compensation Committee is comprised of three individuals, each of whom is an independent director, all effective as of the date of our initial listing on NASDAQ.

The Compensation Committee does review or recommend the compensation arrangements for our management and employees and also assist our Board of Directors in reviewing and approving matters such as company benefit and insurance plans, including monitoring the performance thereof. The Compensation Committee has a charter (which is reviewed annually) and perform several functions.

The Compensation Committee does have the authority to directly engage, at our expense, any compensation consultants or other advisers as it deems necessary to carry out its responsibilities in determining the amount and form of employee, executive and director compensation.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is comprised of three individuals, each of whom is an independent director.

The Nominating and Corporate Governance Committee is charged with the responsibility of reviewing our corporate governance policies and with proposing potential director nominees to the Board of Directors for consideration. This committee has the authority to oversee the hiring of potential executive positions in our Company. The Nominating and Corporate Governance Committee has a charter (which will be reviewed annually) and performs several functions.

Director Independence

Our Board of Directors has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, our Board of Directors has determined that Frederick Furry, Paul Galvin and Robert Faught are “independent directors” as defined in the NASDAQ Listing Rules and Rule 10A-3 promulgated under the Exchange Act. As such, all three independent directors serves on all three of our standing Board committees, with Frederick Furry as Chair of the Audit Committee, Paul Galvin as Chair of the Compensation Committee and Robert Faught as Chair of the Nominating and Corporate Governance Committee.

Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the consummation of this offering, we will post a current copy of the code on our website, www.toughbuilt.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of NASDAQ concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Indemnification of Officers and Directors

Chapter 78 of the Nevada Revised Statutes (NRS) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he is not liable pursuant to NRS Section 78.138 or acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. NRS Chapter 78 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he is not liable pursuant to NRS Section 78.138 or acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court or other court of competent jurisdiction in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court or other court of competent jurisdiction shall deem proper.

Our bylaws provide that we may indemnify our officers, directors, employees, agents and any other persons to the maximum extent permitted by the NRS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Section 16(a) Beneficial Ownership Reporting Compliance

We do not intend to report compliance thereunder in our proxy statement.

EXECUTIVE COMPENSATION

The following table summarizes compensation of our named executive officers, as of December 31, 2017 and 2018.

Summary Compensation Table

Name and position	Year	Salary ($)		Bonus ($)	Stock Compensation ($)(6)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Non-qualified Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(5)	Total ($)

Michael Panosian	2017	350,000	(1)	50,000	-	448,861	-	-	-	13,956	862,817
Chief Executive Officer	2018	276,250		150,000	224,750	221,336	-	-	-	17,798	890,134

Joshua Keeler	2017	250,000	(2)	35,000	-	-	-	-	-	9,683	294,683
Vice President - R&D	2018	178,000		100,000	207,850	221,336	-	-	-	9,683	716,869

Zareh Khachatoorian	2017	180,000	(3)	-	-	-	-	-	-	-	180,000
Chief Operating Officer	2018	139,500		-	72,000	146,437	-	-	-	-	357,937

Manu Ohri	2017	250,000	(4)	-	-	-	-	-	-	-	250,000
Chief Financial Officer	2018	188,750		50,000	100,000	146,437	-	-	-	-	485,187

(1) Includes $116,000 of salary deferred

(2) Includes $109,600 of salary deferred

(3) Includes $18,000 of salary deferred

(4) Includes $25,000 of salary deferred

(5) Comprised of car allowance.

(6) Stock compensation in lieu of salary deferred outside of Equity Incentive Plans.

Employment and Related Agreements

Except as set forth below, we currently have no other written employment agreements with any of our officers and directors. The following is a description of our current executive employment agreements:

Agreements with Our Named Executive Officers

We have entered into written employment agreements with each of our named executive officers, as described below. Each of our named executive officers has also executed our standard form of confidential information and invention assignment agreement.

Employment Agreement with Michael Panosian

We entered into an employment agreement with Mr. Panosian on January 3, 2017 that governs the terms of his employment with us as President and Chief Executive Officer. Under the terms of this agreement, Mr. Panosian received a “sign-on-bonus’ of $50,000. The term of the agreement is for five years and Mr. Panosian is entitled to an annual base salary of $350,000 beginning on January 1, 2017 and increasing by 10% each year commencing on January 1, 2018. Mr. Panosian was also granted a stock option to purchase 125,000 shares of the Company’s common stock at an exercise price of $10.00 per share. The employment agreement also entitles Mr. Panosian to, among other benefits, the following compensation: (i) eligibility to receive an annual cash bonus at the sole discretion of the Board and as determined by the Compensation Committee commensurate with the policies and practices applicable to other senior executive officers of the Company; (ii) an opportunity to participate in any stock option, performance share, performance unit or other equity based long-term incentive compensation plan commensurate with the terms and conditions applicable to other senior executive officers and (iii) participation in welfare benefit plans, practices, policies and programs provided by the Company and its affiliated companies (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs) to the extent available to our other senior executive officers.

Employment Agreement with Josh Keeler

We entered into an employment agreement with Mr. Keeler on January 3, 2017 that governs the terms of his employment with us as Vice President of Research & Development. Under the terms of this agreement, Mr. Keeler received a “sign-on-bonus’ of $35,000. The term of the agreement is for five years and Mr. Keeler is entitled to an annual base salary of $250,000 beginning on January 1, 2017 and increasing by 10% each year commencing on January 1, 2018. The employment Agreement also entitles Mr. Keeler to, among other benefits, the following compensation: (i) eligibility to receive an annual cash bonus at the sole discretion of the Board and as determined by the Compensation Committee commensurate with the policies and practices applicable to other senior executive officers of the Company; (ii) an opportunity to participate in any stock option, performance share, performance unit or other equity based long-term incentive compensation plan commensurate with the terms and conditions applicable to other senior executive officers and (iii) participation in welfare benefit plans, practices, policies and programs provided by the Company and its affiliated companies (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs) to the extent available to our other senior executive officers.

Potential Payments to Messrs. Panosian and Keeler upon Termination or Change in Control

Pursuant to the employment agreements, regardless of the manner in which Messrs. Panosian and Mr. Keeler’s service terminates, each executive officer is entitled to receive amounts earned during his term of service, including salary and other benefits. In addition, each of them is eligible to receive certain benefits pursuant to his agreement with us described above.

The Company is permitted to terminate the employment of Mr. Panosian and Mr. Keeler for the following reasons: (1) death or disability, (2) Termination for Cause (as defined below) or (3) for no reason.

Each such officer is permitted Termination for Good Reason (as defined below) of such officer’s employment. In addition, each such officer may terminate his or her employment upon written notice to the Company 90 days prior to the effective date of such termination.

In the event of such officer’s death during the employment period or a termination due to such officer’s disability, such officer or his or her beneficiaries or legal representatives shall be provided the sum of (a) an amount equal to two times the officer’s then prevailing base salary and (b) the bonus that would have been payable to such officer subject to any performance conditions and (c) certain other benefits provided for in the employment agreement.

In the event of such officer’s Termination for Cause by the Company or the termination of such officer’s employment as a result of such officer’s resignation other than a Termination for Good Reason, such officer shall be provided certain benefits provided in the employment agreement and payment of all accrued and unpaid compensation and wages, but such officer shall have no right to compensation or benefits for any period subsequent to the effective date of termination.

Under the employment agreements, “Cause” means: such officer willfully engages in an act or omission which is in bad faith and to the detriment of the Company, engages in gross misconduct, gross negligence, or willful malfeasance, in each case that causes material harm to the Company, breaches this Agreement in any material respect, habitually neglects or materially fails to perform his duties (other than any such failure resulting solely from such officer’s physical or mental disability or incapacity) after a written demand for substantial performance is delivered to such officer which identifies the manner in which the Company believes that such officer has not performed his duties, commits or is convicted of a felony or any crime involving moral turpitude, uses drugs or alcohol in a way that either interferes with the performance of his duties or compromises the integrity or reputation of the Company, or engages in any act of dishonesty involving the Company, disclosure of Company’s confidential information not required by applicable law, commercial bribery, or perpetration of fraud; provided, however, that such officer shall have at least forty-five (45) calendar days to cure, if curable, any of the events which could lead to his termination for Cause.

Under the employment agreements, “Termination for Good Reason” means any of the following that are undertaken without the officer’s express written consent: (i) the assignment to such officer of principal duties or responsibilities, or the substantial reduction of such officer’s duties and responsibilities, either of which is materially inconsistent with such officer’s position as President and Chief Executive Officer of the Company and Director of design and Development, respectively; (ii) a material reduction by the Company in such officer’s annual Base Salary, except to the extent the salaries of other executive employees of the Company and any other controlled subsidiary of the Company are similarly reduced; (iii) such officer’s principal place of business is, without his consent, relocated by a distance of more than thirty (30) miles from the center of Glendale, California; or (iv) any material breach by the Company of any provision of this Agreement.

Involuntary Termination other than for Cause, Death or Disability or Voluntary Termination for Good Reason Following a Change of Control. If, within twenty-four (24) months following a Change of Control, the officer’s employment is terminated involuntarily by the Company other than for Cause, death, or Disability or by such officer pursuant to a Voluntary Termination for Good Reason, and such officer executes and does not revoke a general release of claims against the Company and its affiliates in a form acceptable to the Company, then the Company shall provide such officer with, among other benefits, a lump sum payment in the amount equal to four times such officer’s then prevailing base salary in the case of Mr. Panosian and three times such officer’s then prevailing base salary in the case of Mr. Keeler, plus the officer’s target for the annual short term incentive portion of the corporate bonus program for such year as in effect immediately prior to such termination, in addition to any other earned but unpaid base salary or vacation pay due through the date of such termination, as well as a pro rata portion of the executive’s annual short term incentive portion of the corporate bonus program for such year (if any) and a pro rata portion of the executive’s long term incentive portion of the corporate bonus program (if any).

Employment Agreement with Zareh Khachatoorian

We entered into an employment agreement with Mr. Khachatoorian on January 3, 2017 that governs the terms of his employment with us as Chief Operating Officer and Secretary. The term of the agreement is for three years and Mr. Khachatoorian is entitled to an annual base salary of $180,000 beginning on January 1, 2017 and increasing by 10% each year commencing on January 1, 2018. The employment Agreement also entitles Mr. Khachatoorian to, among other benefits, the following compensation: (i) eligibility to receive an annual cash bonus at the sole discretion of the Board and as determined by the Compensation Committee commensurate with the policies and practices applicable to other senior executive officers of the Company; (ii) an opportunity to participate in any stock option, performance share, performance unit or other equity based long-term incentive compensation plan commensurate with the terms and conditions applicable to other senior executive officers and (iii) participation in welfare benefit plans, practices, policies and programs provided by the Company and its affiliated companies (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs) to the extent available to our other senior executive officers.

The Company is permitted to terminate the employment of Mr. Khachatoorian for the following reasons: (1) death or disability, (2) Termination for Cause (as defined above) or (3) for no reason. In the event of Mr. Khachatoorian’s (i) death or disability, or (ii) Termination for Cause by the Company, Mr. Khachatoorian or his beneficiaries or legal representatives shall be entitled to payment for all accrued and unpaid compensation and wages and in addition pay to Mr. Khachatoorian a sum equivalent to one month’s salary, but shall have no right to compensation or benefits for any period subsequent to the effective date of his death or disability.

In the event of the termination of Mr. Khachatoorian’s employment for Good Reason, he shall be provided certain benefits listed in the employment agreement and payment of all accrued and unpaid compensation and wages, but executive shall have no right to compensation or benefits for any period subsequent to the effective date of termination.

Employment Agreement with Manu Ohri

We entered into an employment agreement with Mr. Ohri on January 3, 2017 that governs the terms of his employment with us as Chief Financial Officer of the Company. The term of the agreement is for three years and Mr. Ohri is entitled to an annual base salary of $250,000 beginning on January 1, 2017 and increasing by 10% each year commencing on January 1, 2018. The employment agreement also entitles Mr. Ohri to, among other benefits, the following compensation: (i) eligibility to receive an annual cash bonus at the sole discretion of the Board and as determined by the Compensation Committee commensurate with the policies and practices applicable to other senior executive officers of the Company; (ii) an opportunity to participate in any stock option, performance share, performance unit or other equity based long-term incentive compensation plan commensurate with the terms and conditions applicable to other senior executive officers and (iii) participation in welfare benefit plans, practices, policies and programs provided by the Company and its affiliated companies (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs) to the extent available to our other senior executive officers.

The Company is permitted to terminate the employment of Mr. Ohri for the following reasons: (1) death or disability, (2) Termination for Cause (as defined above) or (3) for no reason. In the event of Mr. Ohri’s (i) death or disability, or (ii) Termination for Cause by the Company, Mr. Ohri or his beneficiaries or legal representatives shall be entitled to payment for all accrued and unpaid compensation and wages and in addition pay to Mr. Ohri a sum equivalent to one month’s salary, but shall have no right to compensation or benefits for any period subsequent to the effective date of his death or disability.

In the event of the termination of Mr. Ohri’s employment for Good Reason, he shall be provided certain benefits listed in the employment agreement and payment of all accrued and unpaid compensation and wages, but executive shall have no right to compensation or benefits for any period subsequent to the effective date of termination.

Outstanding Equity Awards at December 31, 2018

2016 Equity Incentive Plan - Grant of options

Name	Date of grant		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Michael Panosian	1/03/2017	(1)	62,500	62,500	62,500	10.00	7/05/2026
Joshua Keeler	-		-	-	-	-	-
Zareh Khachatoorian	-		-	-	-	-	-
Manu Ohri	-		-	-	-	-	-

(1)	The shares subject to each stock option vest over a four (4) year period, with 25% of the total number of shares subject to the option vesting on the one (1) year anniversary of the date of grant, and the remainder vesting in equal instalments on the last day of each of the thirty six (36) full calendar months thereafter.

2018 Equity Incentive Plan - Grant of options

Name	Date of grant (1)	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Michael Panosian	9/14/2018	50,000	150,000	150,000	4.29	6/30/2023
Joshua Keeler	9/14/2018	50,000	150,000	150,000	4.29	6/30/2023
Zareh Khachatoorian	9/14/2018	27,500	82,500	82,500	3.90	6/30/2028
Manu Ohri	9/14/2018	27,500	82,500	82,500	3.90	6/30/2028

(1)	The shares subject to each stock option vest over a three (3) year period, with 25% of the shares subject to the option vested on the grant date and 25% of the shares subject to the option vesting on each anniversary of the grant date.

2016 Stock Option Plan

On July 16, 2016, our Board of Directors and a majority of the holders of our then outstanding shares of our common stock adopted our 2016 Equity Incentive Plan, which we refer to as the Plan. There are currently 875,000 shares of common stock issued or reserved for issuance under the Plan. There are no options or other awards issued which do not fall under the Plan.

The purpose of our Plan is to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship and to stimulate an active interest of such persons in our development and financial achievements. The Plan will be administered by the Compensation Committee of our Board of Directors, once established, or by the full board, which may determine, among other things, the (a) terms and conditions of any option or stock purchase right granted, including the exercise price and the vesting schedule, (b) persons who are eligible to receive options and stock purchase rights and (c) the number of shares to be subject to each option and stock purchase right. The types of equity awards that may be granted under the Plan are: (i) incentive stock options (“ISOs”) and non-incentive stock options (“Non-ISOs”); (ii) share appreciation rights (“SARs”); (iii) restricted shares, restricted share units (which are shares granted after certain vesting conditions are met) and unrestricted shares; (iv) deferred share units; and (v) performance awards.

2018 Equity Incentive Plan

Effective July 1, 2018, the Board of Directors adopted the 2018 Equity Incentive Plan (the “2018 Plan”). This 2018 Plan was adopted in addition to the existing 2016 Stock Equity Incentive. The awards per 2018 Plan may be granted through June 30, 2023 to the Company’s employees, consultants, directors and non-employee directors. The maximum number of shares of our common stock that may be issued under the 2018 Plan is 1,000,000 shares, which amount will be (a) reduced by awards granted under the 2018 Plan, and (b) increased to the extent that awards granted under the 2018 Plan are forfeited, expire or are settled for cash (except as otherwise provided in the 2018 Plan). No employee will be eligible to receive more than 200,000 shares of common stock in any calendar year under the 2018 Plan pursuant to the grant of awards. On September 12, 2018, the Board of Directors approved to increase the number of shares of common stock reserved for future issuance under this Plan from 1,000,000 shares to 2,000,000 shares. On September 14, 2018, 1,000,000 shares of common stock underlying awards under the 2018 Plan have been granted to the employees and officers 25% vesting immediately on the date of grant and 25% vesting each year thereafter on the anniversary of the grant date.

In connection with the administration of our Plans, our Compensation Committee will:

●	determine which employees and other persons will be granted awards under our Plans;

●	grant the awards to those selected to participate;

●	determine the exercise price for options; and

●	prescribe any limitations, restrictions and conditions upon any awards, including the vesting conditions of awards.

Our Compensation Committee will: (i) interpret our Plans; and (ii) make all other determinations and take all other action that may be necessary or advisable to implement and administer our Plans. The Plans provide that in the event of a change of control event, the Compensation Committee or our Board of Directors shall have the discretion to determine whether and to what extent to accelerate the vesting, exercise or payment of an award.

In addition, our Board of Directors may amend our Plans at any time. However, without shareholder approval, our Plan may not be amended in a manner that would:

●	increase the number of shares that may be issued under the Plans;

●	materially modify the requirements for eligibility for participation in the Plans;

●	materially increase the benefits to participants provided by the Plans; or

●	otherwise disqualify the Plans for an exemption under Rule 16b-3 promulgated under the Exchange Act.

Awards previously granted under the Plans may not be impaired or affected by any amendment of the Plans, without the consent of the affected grantees.

Equity Compensation Plan

As of December 31, 2018

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
2016 Equity Incentive Plan:
Equity compensation plans approved by security holders	125,000	$10.00	875,000
Equity compensation plans not approved by security holders	-	-	-
Total	125,000	$10.00	875,000

2018 Equity Incentive Plan:
Equity compensation plans approved by security holders	1,000,000	$4.06	1,000,000
Equity compensation plans not approved by security holders	-	-	-
Total	1,000,000	$4.06	1,000,000

Non-Employee Director Remuneration Policy

Our Board of Directors has adopted the following non-employee director remuneration policy:

Stock and Option Awards

Each of our non-employee directors may receive up to 50,000 options to purchase shares of common stock (which we refer to as the Annual Director Options) for each fiscal year. The Annual Director Options will be confirmed (together with the exercise price for such options) at the first meeting of our Board of Directors for each fiscal year and shall vest quarterly in arrears. Annual Director Options shall have ten year term and shall be issued under the Plan.

Compensation Committee Review

The Compensation Committee shall, if it deems necessary or prudent in its discretion, reevaluate and approve in January of each such year (or in any event prior to the first board meeting of such fiscal year) the cash and equity awards (amount and manner or method of payment) to be made to non-employee directors for such fiscal year. In making this determination, the Compensation Committee shall utilize such market standard metrics as it deems appropriate, including, without limitation, an analysis of cash compensation paid to independent directors of our peer group.

The Compensation Committee shall also have the power and discretion to determine in the future whether non-employee directors should receive annual or other grants of options to purchase shares of common stock or other equity incentive awards in such amounts and pursuant to such policies as the Compensation Committee may determine utilizing such market standard metrics as it deems appropriate, including, without limitation, an analysis of equity awards granted to independent directors of our peer group.

Participation of Employee Directors; New Directors

Unless separately and specifically approved by the Compensation Committee in its discretion, no employee director of our Company shall be entitled to receive any remuneration for service as a director (other than expense reimbursement as per prevailing policy).

New directors joining our Board of Directors shall be entitled to a prorated portion (based on months to be served in the fiscal year in which they join) of cash and stock options or other equity incentive awards (if applicable) for the applicable fiscal year at the time they join the board.

Director Compensation

Our independent directors were compensated as follows in 2018. No policy has yet been set for 2019.

Directors Compensation

December 31, 2018

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compansation ($)	All Other Compansation ($)	Total ($)

Paul Galvin (1)	12,500	-	-	-	-	12,500
Robert Faught (2)	12,500	-	-	-	-	12,500
Frederick Fury (3)	12,500	-	-	-	-	12,500

(1)	Appointed to the board on November 14, 2018 and currently serves as Chairman of the Compensation Committee
(2)	Appointed to the board on November 14, 2018 and currently serves as Chairman of the Nominating and Corporate Governance Committee
(3)	Appointed to the board on November 14, 2018 and currently serves as Chairman of the Audit Committee

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person within 60 days of the date of April 21, 2019 are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, the principal address of each of the persons below is c/o ToughBuilt Industries, Inc., 25371 Commercentre Drive, Suite 200, Lake Forest, CA 92630.

		Options Granted vested	Series C
	Common Shares	within 60 days of offering	Convertible Preferred Stock	Class A Units	Series A Warrants	Series B Warrants	Total		Percentage Beneficially Owned (1)
Directors and Officers:
Michael Panosian	1,825,799	112,500		0	0	0	1,938,299		12.35%
Joshua Keeler	647,925	50,000		0	0	0	697,925		4.46%
Zareh Khachatoorian	55,991	27,500		0	0	0	83,491		0.53%
Manu Ohri	151,908	27,500		4,286	4,286	4,286	192,265		1.23%
All Officer and Directors as a Group (4 persons)	2,681,623	217,500		4,286	4,286	4,286	2,911,980		18.58%

5% or Greater Beneficial Owners:
Michael Panosian	1,825,799	112,500		0	0	0	1,938,299		12.35%
Joshua Keeler	647,925	50,000		0	0	0	697,925		4.46%

Hillair Capital Investment	1,314,560	0	4,268	0	0	0	1,556,657	(2)	9.99%

HSPL	1,416,742	0	0	0	0	0	1,416,742		9.09%

(1) Based on 15,582,153 shares of common stock issued and outstanding on April 21, 2019.

(2) As a result of the 9.99% beneficial ownership blocker contained in the Certificate of Designation for the Series C Preferred Stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-party transactions.” For purposes of our policy only, a “related-party transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related party” are participants involving an amount that exceeds $120,000.

Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related party is any executive officer, director or a holder of more than five percent of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

At present, while the policy has been established, our Board of Directors does not yet include any independent members and therefore no one has been appointed to the Nominating and Corporate Governance Committee. As a result, our Chief Financial Officer, Manu Ohri, must present information regarding a proposed related-party transaction to our Board of Directors. Under the policy, where a transaction has been identified as a related-party transaction, Mr. Ohri must present information regarding the proposed related-party transaction to our Nominating and Corporate Governance Committee, once the same is established, for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related parties, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-party transactions in advance, we rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-party transactions, our Nominating and Corporate Governance Committee will take into account the relevant available facts and circumstances including, but not limited to:

●	whether the transaction was undertaken in the ordinary course of our business;

●	whether the related party transaction was initiated by us or the related party;

●	whether the transaction with the related party is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;

●	the purpose of, and the potential benefits to us from the related party transaction;

●	the approximate dollar value of the amount involved in the related party transaction, particularly as it relates to the related party;

●	the related party’s interest in the related party transaction, and

●	any other information regarding the related party transaction or the related party that would be material to investors in light of the circumstances of the particular transaction.

The Nominating and Corporate Governance Committee shall then make a recommendation to the Board, which will determine whether or not to approve of the related party transaction, and if so, upon what terms and conditions. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

Other than as disclosed below, during the last two fiscal years, there have been no related party transactions.

On March 4, 2014, Mr. Panosian made cash advances of $12,500 to the Company for its working capital requirements. Advances made by Mr. Panosian were unsecured, non-interest bearing and due on demand without specific repayment terms. The advances were repaid in full by the Company in multiple payments during the three months ended March 31, 2016.

On April 26, 2016, September 1, 2016 and October 5, 2016, Mr. Ohri loaned our Company an aggregate of $130,000. Pursuant to the terms of the promissory notes, the loans were to be repaid on or before December 31, 2016, with interest at 10% per annum payable monthly. The loans were repaid on October 18, 2016. In May 2017, we executed three unsecured promissory notes with Mr. Ohri totaling $400,000, bearing an interest rate of 10% per annum, due on demand or before June 1, 2018. On June 1, 2018, the maturity date of these promissory notes was extended to September 1, 2018. On August 30, 2018, the maturity date of these promissory notes was further extended to September 30, 2018. On September 30, 2018, the maturity date of these notes was extended to the third business day following the date of consummation of the Company’s initial public offering at which time $200,000 of the principal amount of the notes was paid in cash and the balance was paid in 42,105 unregistered be paid in shares of common stock of the Company at a conversion price equal to the per Unit price of the public offering.

Concurrent with the closing of the IPO on November 14, 2018, the following private transaction was consummated in accordance with the related agreements (see Note 9 of the financial statements), all in transactions exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended: 136,863 unregistered shares of common stock were issued upon conversion of $650,100 of accrued and unpaid salaries to officers and directors at a conversion price of $4.75 per share.

On May 10, 2016, Mr. Khachatoorian loaned our Company an aggregate of $170,000. Pursuant to the terms of the Promissory Note, the loan was to be repaid on or before December 31, 2016, with interest at 10% per annum payable monthly. The loan was repaid on October 18, 2016.

The Company engaged an independent consultant in December 2015 at $7,000 per month, for a one-year term, renewable annually, to consult with the officers and employees of the Company concerning matters relating to the management, business development and marketing of the Company, and generally any matters arising out of the business affairs of the Company. This agreement has been extended verbally on a month to month basis at $7,000 per month.

Our general counsel was engaged by the Company from February 2016 to March 2017 to manage our legal and corporate governance affairs, and he was paid $62,000 for his services.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the Board or compensation committee of any other entity that has one or more of its executive officers serving as a member of our Board.

DESCRIPTION OF OUR SECURITIES

General

We are authorized to issue two classes of stock. The total number of shares of stock that we are authorized to issue is one hundred and five million (105,000,000) shares, consisting of one hundred million (100,000,000) shares of common stock, $0.0001 par value and five million (5,000,000) shares of preferred stock, $0.0001 par value.

Common Stock

As of the April 21, 2019 date of this prospectus, we had 15,582,153 shares of common stock issued and outstanding.

Voting

The holders of the common stock are entitled to one vote for each share held at all meetings of shareholders (and written actions in lieu of meeting). There is no cumulative voting. The holders of shares of common stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefor, and upon liquidation are entitled to share pro rata in any distribution to holders of common stock. There are no preemptive, conversion or redemption privileges, nor sinking fund provisions with respect to the common stock.

Preferred Stock

Our preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of preferred stock and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of preferred stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series than outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

Series C Convertible Preferred Stock

We issued shares of Series C Convertible Preferred Stock in exchange for Series A Warrants and Series B Warrants with one institutional investor on April 11, 2019.

Conversion

The 4,268 shares of Company’s Series C Convertible Preferred Stock having the rights, preferences and privileges set forth in the Certificate of Designation, filed by the Company with the Secretary of State of Nevada The shares of Series C Convertible Preferred Stock are convertible into 4,268,000 shares of the Company’s common stock, and rights to convert into common stock are subject to limitations on ownership at any one time of Company common stock up to 9.9% of the issued and outstanding shares of common stock of the Company; otherwise, the Series C Convertible Preferred Stock has no rights not awarded to holders of common stock of the Company.

Anti-dilution Provisions

The conversion of the Series C Convertible Preferred Stock is subject to standard anti-dilution provisions in connection with any stock split, stock dividend, subdivision or similar reclassification of the common stock.

Other than the above, the Series C Preferred Stock has the same rights and privileges as Common Stock.

Class B Warrants

We issued Class B Warrants in connection with the October 2016 Private Placement, March 2018 Private Placement, May 2018 Private Placement and August 2018 Financing as described above.

Each Class B Warrant entitles the holder thereof to purchase one share of common stock at a price of $12.00 per share, through and including May 15, 2023.

The exercise price and number of shares of common stock or other securities issuable on exercise of the Class B Warrants are subject to adjustment in certain circumstances, including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation of our Company. The exercise price will also be subject to adjustment upon any dilutive event until and including the consummation of an offering, such that the exercise price then in effect shall be reduced to an exercise price equal to 120% of the as-adjusted Conversion Price. Simultaneously with any such adjustment to the exercise price, the number of securities that may be purchased upon exercise of the Class B Warrants shall be increased or decreased proportionately, so that after such adjustment the aggregate exercise price payable for the adjusted number of securities shall be the same as the aggregate exercise price in effect immediately prior to such adjustment (without regard to any limitations on exercise).

No fractional shares of Common Stock will be issued upon the exercise of the Class B Warrants, but rather the number of shares of Common Stock to be issued shall be rounded up to the nearest whole number.

As of the date of this prospectus, 265,500 Class B Warrants are issued and outstanding.

Placement Agent Warrants

We have issued warrants to the placement agent in our (i) October 2016 Private Placement, whereby each warrant entitled the holder thereof to purchase one share of common stock at a price of $12.00 per share, through and including October 17, 2021, and (ii) March 2018 Private Placement, May 2018 Private Placement and August 2018 Financing whereby each warrant entitled the holder thereof to purchase one share of common stock at a price of $12.00 per share, through and including September 4, 2023. The exercise price and number of shares of common stock or other securities issuable on exercise of such warrants are subject to customary adjustment in certain circumstances, including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation of our Company. As of the date of this prospectus, 44,373 warrants have been issued to the placement agent as described above and are outstanding.

Series A Warrants and Series B Warrants

In our November 2018 IPO and concurrent private placement, we issued units which included a total of 6,379,571 each of Series A Warrants and Series B Warrants. As of April 21, 2019, 2,152,644 Series B Warrants had been exercised, and 1,189,560 Series A Warrants and 1,005,760 Series B Warrants had been exchanged for 4,268 shares of Series C Preferred Stock. As of April 21, 2019, 5,190,011 Series A Warrants and 3,221,167 Series B Warrants remain outstanding. Except as otherwise specified below, the terms of both the Series A Warrants and the Series B Warrants are the same.

Exercisability. The warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance for the Series A Warrants and one year after their original issuance for the Series B Warrants . The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of Common Stock underlying the warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise. If a registration statement registering the issuance of the shares of Common Stock underlying the warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the warrant. No fractional shares of Common Stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

If, on any trading day after the three-month anniversary of the date of issuance of the Series B warrants, and ending on the 12-month anniversary of the date of issuance of the Series B warrants, the “market price” of a share of our common stock is less than $5.00 (as adjusted for stock splits, stock dividends, extraordinary dividend recapitalization, reorganization, mergers and consolidation), then the holders of the Series B warrants may exercise the Series B warrants in a cashless exercise. This cashless exercise would permit such Series B warrant holder to obtain a number of shares of our common stock equal to:

A* (B -C)/C

Where	A =	the number of warrants being exercised, and

	B =	Warrant strike price, and

	C=	The greater of 20% of the per Unit price in this offering, and the market price of a share of our common stock

In the event that the number of shares for which Series B Warrants are exercisable exceeds the number of shares of common stock authorized for issuance under our certificate of incorporation, we will call a meeting of our stockholders and take other appropriate action to amend and restate our certificate of incorporation to increase the number of authorized shares to the level necessary to satisfy our obligations to the Series B warrant holders.

The following table shows the number of shares of common stock for which the Series B Warrants would be exercised in aggregate, based on hypothetical declines in the market price for our common stock based upon an assumed per Class A Unit price of $5.00.

Market Price	Number of Shares of Common Stock Issued Upon Exercise(1)
4.50	283,333
2.50	2,550,000
1.00	10,200,000

(1)	Does not include shares of Common Stock issuable upon cashless exercise of approximately 3,003,963 Series B Warrants that are part of the Class A Units that will be issued to holders of our preferred stock and debentures that are being converted in connection with the closing of this offering, assuming an offering price of $5.00 per Class A Unit.

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

Exercise Price. The exercise price per whole share of Common Stock purchasable upon exercise of the warrants is $5.50 per share or 110 % of the public offering price of the unit for the Series A Warrants and $5.00 per share or 100% of the public offering price per unit for the Series B Warrants. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We have listed the Series A Warrants offered in this offering on The NASDAQ Capital Market under the symbol “TBLTW” , but the Series B Warrants will not trade . No assurance can be given that such listing will be approved or that a trading market will develop.

Warrant Agent. The warrants will be issued in registered form under a warrant agency agreement between VStock Transfer, LLC, as warrant agent, and us. The warrants shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Stock, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holder of a warrant does not have the rights or privileges of a holder of our Common Stock, including any voting rights, until the holder exercises the warrant.

Governing Law. The warrants and the warrant agency agreement are governed by New York law.

The 2016 Equity Incentive Plan

The 2016 Equity Incentive Plan (the “2016 Plan”) was adopted by the Board of Directors and approved by the shareholders on July 6, 2016. As of the date of this Prospectus, the Board approved and granted to the Chief Executive Officer an option to purchase 125,000 shares of the Company’s common stock under the 2016 Plan.

Stock Subject to the 2016 Plan. The maximum number of shares of our common stock that may be issued under the 2016 Plan is 1,000,000 shares, which amount will be (a) reduced by awards granted under the 2016 Plan, and (b) increased to the extent that awards granted under the 2016 Plan are forfeited, expire or are settled for cash (except as otherwise provided in the 2016 Plan). Substitute awards (awards made or shares issued by our Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by us or any subsidiary of ours or with which we or any subsidiary combines) will not reduce the shares authorized for grant under the 2016 Plan, nor will shares subject to a substitute award be added to the shares available for issuance or transfer under the 2016 Plan.

We and Joseph Gunnar have agreed that for so long as any Class B Convertible Preferred Stock remain issued and outstanding, we may issue no more than 375,000 shares of common stock (or awards that are convertible into or exercisable or exchangeable for shares of common stock in such amount) under the 2016 Plan.

Awards under the Plan. The 2016 Plan includes a variety of forms of awards, including stock options, stock appreciation rights, restricted stock, restricted stock units and dividend equivalents to allow us to adapt our incentive compensation program to meet our needs in the changing business environment in which we operate.

Eligibility. Incentive Stock Options may be granted only to our employees. All other awards may be granted to our employees, consultants, directors and non-employee directors, provided that such consultants, directors and non-employee directors render good faith services not in connection with the offer and sale of securities in a capital-raising transaction. No employee will be eligible to receive more than 125,000 shares of common stock in any calendar year under the 2016 Plan pursuant to the grant of awards.

Term. The 2016 Plan is effective July 6, 2016 and awards may be granted through July 5, 2026. No awards may be granted under the 2016 Plan subsequent to that date. The Board may suspend or terminate the 2016 Plan without shareholder approval or ratification at any time or from time to time.

2018 Equity Incentive Plan

Effective July 1, 2018, the Board of Directors adopted the 2018 Equity Incentive Plan (the “2018 Plan”). This 2018 Plan was adopted in addition to the existing 2016 Stock Equity Incentive. The awards per 2018 Plan may be granted through June 30, 2023 to the Company’s employees, consultants, directors and non-employee directors. The maximum number of shares of our common stock that may be issued under the 2018 Plan is 2,000,000 shares, which amount will be (a) reduced by awards granted under the 2018 Plan, and (b) increased to the extent that awards granted under the 2018 Plan are forfeited, expire or are settled for cash (except as otherwise provided in the 2018 Plan). No employee will be eligible to receive more than 200,000 shares of common stock in any calendar year under the 2018 Plan pursuant to the grant of awards. On September 12, 2018, the Board of Directors approved to increase the number of shares of common stock reserved for future issuance under this Plan from 1,000,000 shares to 2,000,000 shares. On September 14, 2018, 1,000,000 shares of common stock underlying awards under the 2018 Plan have been granted to the employees and officers of the Company.

Transfer Agent

The transfer agent and registrar for our common stock is VStock Transfer, LLC. The transfer agent’s address is 18 Lafayette Place, Woodmere, NY 11598, and its telephone number is 855-9VSTOCK.

Listing

Our common stock is listed on NASDAQ under the symbol “TBLT.” In conjunction therewith, we have also listed our warrants on The NASDAQ Capital Market under the symbol “TBLTW” and our Class A Units under the symbol “TBLTU”. No assurance can be given that our application will be approved.

THE SELLING STOCKHOLDER AND PLAN OF DISTRIBUTION

The shares of common stock being offered by the selling stockholder constitute common stock and common stock into which the Series C Convertible Preferred Stock is convertible as issued to it in the April 11, 2019 exchange transaction.

The table below lists the selling stockholder and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of common stock held by each of the selling stockholder. The second and third columns list the number of shares and percentage of common stock beneficially owned by the selling stockholder, based on its ownership of shares of common stock, as of April 21, 2019.

The fourth and fifth column list the number and percentage of shares of common stock being offered by this prospectus by the selling stockholder.

Information about the selling stockholder may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

	Shares of Common Stock Beneficially Owned Prior to this Offering			Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Shares of Common Stock To Be Beneficially Owned Upon Completion of this Offering (1)
Selling Stockholder	Number	Percentage			Number	Percentage
Hillair Capital Investments, L.P.	5,582,560	9.99	%(2)	5,582,560	-	-

(1)	Assumes the selling stockholder sells all of the shares of common stock included in this prospectus.

(2)	Ownership of our common stock includes (i) Under the terms of the preferred stock, the holder does not have the right to convert the notes to the extent that after giving effect to such conversion, the holder (together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 9.99% (the “Maximum Percentage”) of the shares of our common stock outstanding immediately after giving effect to such conversion. By written notice to us, however, the holder may waive the Maximum Percentage provision, which such notice will be effective sixty-one (61) calendar days after the date of such notice. Similarly, under the terms of the Warrants, the holder does not have the right to exercise the Warrants to the extent that after giving effect to such exercise, the holder (together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of the Maximum Percentage. However, by sixty-one (61) days’ prior notice to us the holder may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99%. The numbers in the second column reflect these limitations. The selling stockholder may sell all, some or none of their shares in this offering. See “Plan of Distribution.” Sean McAvoy, the Partner of Hillair Capital Investments, L.P., is the natural person with voting and dispositive power over the shares held by the selling stockholder. The selling stockholder’s address is C/o IMS, P.O. Box 61, Harbour Centre, George Town, Grand Cayman, KY1-1102 Cayman Islands. Mr. McAvoy is not affiliated with any FINRA members. This selling stockholder acquired the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

PLAN OF DISTRIBUTION

We are registering the shares of common stock described above under “Selling Stockholder” by the holder thereof. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholder may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales made after the date the Registration Statement is declared effective by the SEC;

●	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling stockholder may also sell shares of common stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling stockholder may transfer the shares of common stock by other means not described in this prospectus. If the selling stockholder effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholder may pledge or grant a security interest in some or all of the notes, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholder to include the pledgee, transferee or other successors in interest as selling stockholder under this prospectus. The selling stockholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or re-allowedor paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $25,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholder against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling stockholder will be entitled to contribution. We may be indemnified by the selling stockholder against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Jolie Kahn, Esq.

EXPERTS

Our financial statements as of December 31, 2018 and 2017, and for each of the two years in the period ended December 31, 2018, incorporated in this prospectus and related registration statement by reference to the Annual Report on Form 10-K of ToughBuilt Industries, Inc. for the year ended December 31, 2018, have been audited by Marcum, LLP, independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the shares offered hereby. This prospectus, which is part of such registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and the website of the SEC at www.sec.gov. We also maintain a website at www.toughbuilt.com. After the closing of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed of furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

PROSPECTUS

TOUGHBUILT INDUSTRIES, INC